Burlington Northern Santa Fe Corporation
2001 Annual Report to Shareholders


9847
8943

Contents

About The Cover

A BNSF coal train, loaded with coal from the Powder River Basin in Wyoming, crosses the Texas Panhandle north of Amarillo, bound for a coal-fired utility near Houston, Texas.

The BNSF Vision

Our vision is to realize the tremendous potential of The Burlington Northern and Santa Fe Railway Company by providing transportation services that consistently meet our customers' expectations.

We will know we have succeeded when:

- Our customers find it easy to do business with us, receive 100-percent on-time, damage-free service, accurate and timely information regarding their shipment, and the best value for their transportation dollar.
- Our employees work in a safe environment free of accidents and injuries, are focused on continuous improvement, share the opportunity for personal and professional growth that is available to all members of our diverse work force, and take pride in their association with BNSF.
- Our owners earn financial returns that exceed other railroads and the general market as a result of BNSF's superior revenue growth, an operating ratio in the low 70s, and a return on invested capital which is greater than our cost of capital.
- The communities we serve benefit from our sensitivity to their interests and to the environment in general, our adherence to the highest legal and ethical standards, and the participation of our company and our employees in community activities.

Consolidated Financial Highlights

Burlington Northern Santa Fe Corporation and Subsidiaries

(Dollars in millions, except per share data)

December 31,	2001	2000	1999	1998	1997
For The Year Ended:					
Revenues	**$ 9,208**	$ 9,207	$ 9,195	$ 9,057	$ 8,489
Operating income	**$ 1,755**	$ 2,108	$ 2,205	$ 2,158	$ 1,767
Net income	**$ 731**	$ 980	$ 1,137	$ 1,155	$ 885
Basic earnings per share	**$ 1.89**	$ 2.38	$ 2.46	$ 2.45	$ 1.91
Average shares (in millions)	**387.3**	412.1	463.2	470.5	464.4
Diluted earnings per share	**$ 1.87**	$ 2.36	$ 2.44	$ 2.43	$ 1.88
Average shares (in millions)	**390.7**	415.2	466.8	476.2	471.1
Dividends declared per common share	**$ 0.48**	$ 0.48	$ 0.48	$ 0.44	$ 0.40
At Year End:					
Total assets	**$24,721**	$24,375	$23,700	$22,646	$21,266
Long-term debt and commercial paper, including current portion	**$ 6,651**	$ 6,846	$ 5,813	$ 5,456	$ 5,289
Stockholders' equity	**$ 7,849**	$ 7,480	$ 8,172	$ 7,784	$ 6,822
Total debt to capital	**45.9%**	47.8%	41.6%	41.2%	43.7%
For The Year Ended:					
Total capital expenditures	**$ 1,459**	$ 1,399	$ 1,788	$ 2,147	$ 2,182
Depreciation and amortization	**$ 909**	$ 895	$ 897	$ 832	$ 773

Certain prior period amounts have been reclassified for current presentation.

Effective September 1, 1998, the Company split its common shares three-for-one through a stock dividend of two additional shares for each share outstanding or held in treasury. All share and per share data for periods prior to this date were adjusted for the stock split.

2001 RECORD ACHIEVEMENTS

In each of the following categories, BNSF had all-time record high achievements in 2001, compared with previous years or comparable fourth quarters:

- Free cash flow of $443 million, after dividends
- Operating efficiency at 22.9 million gross ton miles per employee
- Fuel efficiency of 762 gross ton miles per gallon
- Coal volume at 243 million tons
- Revenue for soybeans, taconite, petroleum, plastics, aggregates, cement/gypsum/lime, and government/military moves
- Revenue for traffic in and out of Mexico
- On-time performance in the fourth quarter at 91.2 percent
- Car velocity in the fourth quarter of 190 miles per day
- Train size in the fourth quarter of 112 cars/units per train

To Our Shareholders, Customers And Colleagues:

Throughout 2001, BNSF remained committed to the five strategic priorities that we introduced in last year's report and that will guide the Company into the future. In this letter, I'll discuss the progress we made on each priority: People, Growth, Ease of Doing Business, Service and Efficiency.

We finished this economically difficult year with freight revenues and volumes essentially unchanged from 2000. We outperformed many other Fortune 200 companies during 2001, thanks to the commitment of 39,000 BNSF women and men, and the diversity of our customer base and rail network. In addition, improved business processes and innovative service offerings introduced in 2001 position BNSF for profitable growth as the industrial and retail economies begin to improve, which we may see later this year.

Overall, we were disappointed with our financial performance for 2001. We had hoped to increase our revenues and to maintain our operating ratio in the mid-70 percent range. We were not able to keep operating costs in line with lower-than-planned revenues, but we were able to maintain our high service standards. At the same time, we achieved several records in 2001 in service, revenue and efficiency, and in the fourth quarter, we operated the railroad at a record 91.2 percent on-time performance and made progress in getting our expenses in line with business levels. The chart on page 1 provides some detail on these records. We remain optimistic about BNSF's performance in 2002 and beyond.

As we reflect on the events of 2001, we have to point to September 11 as a defining moment for America. I am proud of how BNSF people have pulled together to support each other and to provide our customers with timely information and safe, reliable service. I'm proud of our Community for their unselfishness in supporting blood drives and providing donations at the local and national level to help the victims and their families during this trying time. I also want to say "thank you" to the dozens of BNSF employees who, as reservists and members of National Guard units, have been called to active duty to defend our nation and to provide a level of homeland security not seen in America for decades.

I have tremendous faith in all of our employees to continue the commitment and resiliency shown in 2001. Our five strategic initiatives focus our efforts as we work toward our vision of providing transportation services that consistently meet or exceed customers' expectations.

Safety Severity Ratio 1995-2001 (lost workdays/200,000 hours worked)



100
80
60
40
20
0
78.9
53.0
38.0
32.9
43.0
36.7
34.7
1995
1996
1997
1998
1999
2000
2001

The severity ratio measures workdays lost due to injury per 200,000 hours worked. Figures for each calendar year reflect data available as of January of the following year.

People And Safety

In all ways, our *People* initiatives pull everything together. It is only through our people that we can provide better service, which will in turn allow us to grow our revenues.

We made considerable progress in 2001 linking our strategic initiatives to the goals of each member of our management team through our revised Performance Management Process. Every member of the team has clear, annual performance objectives and measurements that define expectations as well as a development plan recognizing strengths and areas for improvement. Our TEAM BNSF program, introduced in December, recognizes and builds on our people's outstanding ability to work together in cross-functional teams focused on meeting customers' needs.

Safety is also a part of our People initiative. Overall, our total number of injuries in 2001 was about even with 2000 levels, while the severity of injuries, as measured in lost workdays per 200,000 work hours, decreased about 6 percent compared with 2000. We also saw a 5-percent reduction for the year in the rate of rail accidents per million train miles. Most of our safety progress was made during the second half of 2001, when we implemented our "WorkSafe" campaign. This campaign built on our emphasis on Safe Production by focusing on high-risk, high-frequency work activities—tasks that are performed hundreds or thousands of times each day across our network and pose the greatest potential hazards.

Going forward, our safety focus will continue to be risk reduction through targeted workplace and work practice assessment. In the fall of 2001, we piloted at Birmingham, Ala., a structured Risk Reduction process that involves craft people on the local safety team observing work practices and targeting programs for patterns of high-risk behavior. Initial results from this pilot project have been promising, and we hope to extend a similar Risk Reduction process to other locations in 2002.

We will also continue the progress made during an unprecedented "safety summit" held in April 2001, which brought together the presidents of BNSF, the United Transportation Union and the Brotherhood of Locomotive Engineers. We are working with these groups on an agreement that ensures the participation of union leadership in the safety process for about 18,000 train, engine and yard employees. This safety agreement will focus on union involvement in the prevention of injuries and increased



In 2001, BNSF rolled out the rail industry's first-ever network of locomotive simulators by installing 15 NetSimulators at field locations for "distance learning" opportunities. BNSF has had locomotive simulators at its Technical Training Center near Kansas City since 1986, but NetSimulators bring hands-on locomotive training to field locations where employees live and work. In fact, more than 14,000 BNSF people were trained in 2001 through BNSF's NetSimulator, Intranet and other computer-based training (CBT). NetSimulator training is often combined with CBT for intensive training on key topics. Locomotive engineers can dramatically improve their fuel efficiency, for instance, by completing a CBT course on fuel conservation and then practicing their fuel conservation techniques on a NetSimulator. The NetSimulators also allow employees and trainers to customize simulations to reflect different train types, weather conditions, terrain, track, and times of day, so training can focus on conditions typically faced by local employees.

Clear



Fog and Haze



Ice and Snow



emphasis on retraining as opposed to traditional discipline.

In addition, we are implementing proven and cost-effective technologies that help engineer out risk, including a Global Positioning System (GPS) and radio-based tracking system that ensures our on-track hy-rail vehicles stay within their authority limits.

In last year's report, we cited our industry-leading program to close 635 highway-rail grade crossings as part of our grade crossing safety initiative. In 2001, this effort continued very successfully, bringing improvements in safety and efficiency. Our cross-functional team from safety, public projects and field operations closed another 515 grade crossings, working with the states and local communities to identify the best candidates for closure. We have similarly aggressive goals for 2002. Today, our grade-crossing collision rate is the lowest in our history and the lowest in the industry. We believe that even one grade crossing collision is too many, however, and we will continue to make grade crossing safety and public education a top priority as we go forward.

Growth And Ease Of Doing Business

Although freight revenues were essentially unchanged year-over-year, BNSF added new customers and increased business

In 2001, BNSF inaugurated service to a new American Soda plant at Parachute, Colo., to handle soda ash produced at this 1-million ton capacity plant. BNSF reaches the plant via trackage rights granted on the Union Pacific Railroad (UP) as a condition of the UP's merger with Southern Pacific in 1996. Since early 1997, BNSF has increased its business levels on these trackage rights to more than 434,000 loads annually.

Other BNSF growth areas included a 10 percent increase in truckload business over 2000 levels, which demonstrates our success in capturing additional freight off the highways. Our Mexico business also grew by about 10 percent over 2000 levels, and we set revenue records for soybeans, taconite, petroleum, plastics, aggregates, cement/gypsum/lime, and government/military traffic.


BNSF

with many customers in 2001. Some of this growth is directly related to product and service offerings introduced during the year, as well as to our network's ability to provide more consistent service.

Several areas of our business did quite well in 2001. Bright spots included our truckload business, which was up about 10 percent over 2000 levels and demonstrates that we are capturing additional freight off the highways. We also saw a 10 percent growth for our Mexico business, and Industrial Products revenue records were set in taconite, petroleum, plastics, aggregates, cement/gypsum/lime, and government/military moves.

We introduced a number of new and expanded services that lay a foundation for continued growth.

For *Agricultural Products*, we continue to expand our grain shuttle network, which provides dedicated locomotives and covered hopper cars for shippers who have elevators capable of loading 110-car trains in 15 hours or less. We now have 73 origin and 30 destination elevators in our shuttle network. This approach to grain transportation dramatically improves transit times and equipment utilization, and has enabled BNSF to build a domestic grain franchise to complement our export grain business. Currently, about 22 percent of our Agricultural Products revenues are derived annually from shuttle train moves, providing shippers with efficient, lower cost

Capital Investment 1995-2001 ($ in billions)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.8
2.3
2.3
2.5
2.3
1.8
1.6
1995
1996
1997
1998
1999
2000
2001

BNSF spent more than $14 billion in capital investments since the beginning of 1995. After an aggressive expenditure program following the merger, BNSF has scaled back its capital investment. BNSF's 2001 capital investments of $1.6 billion represented a 36 percent decrease compared with the 1998 figure of $2.5 billion. Chart includes operating leases for freight equipment obtained to expand business.

transportation. In 2002, we plan to add shuttle train service for fertilizer shipments, while continuing to expand our grain shuttle network.

Our *Coal* group continues to be successful in expanding the market for Powder River Basin (PRB) low-sulphur coal. BNSF won several major, long-term coal contracts last year and renegotiated several expiring contracts. We also introduced the industry's first Internet monthly auction of coal transportation option contracts to help coal-burning utilities, coal mines and others lock in transportation capacity and price months in advance. Our successful roll-out of this online auction enabled us to test this marketing concept, which we will refine in 2002. For the first time in a number of years, several utilities have proposed construction of new and expanded coal-fired plants. BNSF is actively negotiating to serve several of these proposed plants with PRB coal.

For *Consumer Products*, BNSF launched several new services in 2001, including coast-to-coast premium intermodal and double-stack services with CSX and Norfolk Southern, a 48-hour service offering between Chicago and Los Angeles, and expanded Ice Cold Express service for perishables from Southern California to New York and New Jersey markets via CSX. We also expanded our guaranteed on-time intermodal service program to include 12 lanes and international shippers. We were the first railroad to offer a premium, money-back guarantee option. As of the end of 2001, we moved more than 4,000 guaranteed loads with a 98 percent on-time service record.

To improve transit times and transborder shipments for customers moving product in and out of Mexico, we introduced Mexi-Modal, a seamless intermodal service in cooperation with Canadian National Railway, CSX, Transportacion Ferroviaria Mexicana and several Mexican trucking companies. Introduced in July, Mexi-Modal service grew from virtually no business to 150 intermodal loads

EASE OF DOING BUSINESS

Some BNSF eBusiness tools attract new business. Other eBusiness tools improve "ease of doing business" by enabling customers to transact business electronically. In 2001, BNSF continued to increase the percentage of major transactions completed electronically, as well as the percentage of freight payment dollars received electronically and through other automated processes.

Electronic Transactions 1999-2001 (percent of total)


2001
92.5%
2000
91%
1999
87%
Shipping Instructions
2001
87%
2000
77%
1999
30%
Equipment Requests
2001
57%
2000
50%
1999
35%
Freight Payments
2001
38%
2000
20%
1999
15%
Equipment Releases

BNSF was ranked as the leading U.S. railroad and one of the leaders in U.S. industry for its Website technology and eCommerce capabilities by the following publications in 2001:

Magazine	Rank Description
Interactive Week	BNSF ranked 13th out of 500 top companies for generating the most revenue from Web operations
InfoWorld	BNSF ranked as one of the top 100 companies cited as innovators in information technology
eWeek	BNSF ranked as one of the top 500 companies using its Website to connect with customers, suppliers and partners
Smart Business	BNSF listed as one of the top 50 U.S. companies using the Internet to enhance and expand their business

per month in its first three months of operation, including loads from customers who had never shipped by rail before, and it continues to establish new monthly loading records.

We opened our Stockton intermodal facility in April, which increases our intermodal capacity in northern California by 50 percent to more than 500,000 lifts annually, and expedites movement of all types of freight on our West Coast routes. On the eastern end of our network, construction started on our Joliet Multimodal Facility, scheduled to open this fall, which will offer our fourth intermodal facility in the Chicago area.

For *Industrial Products,* in addition to achieving record high revenue for several commodities we made a number of changes to improve the focus on our customers, products and markets. We reorganized this work team into marketing and sales groups to simplify our customer interactions. We also worked to streamline pricing administration by moving toward public pricing. This initiative reduced the number of pricing documents the group handles by 30 percent, enabling the group to focus more of their time on customer service and revenue growth.

We are also exploring ways to improve the interchange process with other carriers and transportation providers to improve overall transit performance. This is important because about one-fourth of all carload shipments moving on our network interchange at another railroad's terminal at least once before they reach their final destination. In 2001, we worked with CSX, for instance, to reduce transit times for interline carload service through Chicago.

BNSF's Loading Origin Guarantees (LOGS) program, an online auction that allows customers to secure boxcar and centerbeam rail car capacity in advance, was expanded to include refrigerated boxcars in 2001. More than 43,000 loads have now been handled through our LOGS program, with a success rate that exceeds 99.9 percent.

Our *Ease of Doing Business* initiative is closely tied to revenue growth. To make it easier for customers to transact business with us, we've put a tremendous emphasis on developing Web-based products and on making our Website easier to access and navigate. As you'll see in the accompanying feature, more and more customers are using these Web-based tools, and BNSF was recognized in 2001 by a number of leading business and technology publications as an industry leader for the quality of its eCommerce products.

At the same time, we realize that Web-enabled tools are not a substitute for personal customer interactions. These tools are simply intended to free up a BNSF representative's time to focus on proactive customer contacts. To further improve these contacts, we are implementing a customer relationship management program designed to help our people better respond to customer needs and concerns, and to better understand our customers' business strategies and the role we can play in their supply chain.

The best way to understand our customers' needs and expectations is to get their direct feedback and suggestions. This is why we formed our Customer Advisory Board in 2000, made up of executives from 30 different companies that span all of our business groups. We meet with this board twice a year to make sure we're on the right track in our services, product offerings, pricing strategies and relationship management. Overall, we've received constructive comments from our Customer Advisory Board about our Growth, Service and Ease-of-Doing Business initiatives along with some excellent suggestions that we'll incorporate into our plans for 2002.

Our focus on the customer is bringing results. We were named a Premier Partner by American Honda Motor Co., Inc., for the fourth year in a row, and Rail Carrier of the Year by Toyota North American Parts Logistics Division for the third year. We were also named Carrier of the Year by Wal-Mart Stores, Inc., the nation's largest retailer, for the third consecutive year and a Partner in Quality by intermodal partner Schneider National, Inc.

Service And Efficiency

From a *Service* perspective, we had a number of successes. The premium intermodal services we initiated, including 48-hour service between Chicago and

S E R V I C E

Thanks to solid on-time performance and service design improvements, BNSF has increased its perishables business by 6 percent since 2000 and by 28 percent since 1999. Perishable commodities include fresh fruit and vegetables, frozen foods, cheese and other products that move in refrigerated boxcars and trailers. On-time performance for all perishables business averaged in the high 80s in 2001, with the most service-sensitive segment of the business performing at better than 92 percent on-time. Service design improvements include expedited run-through service with CSX for transcontinental perishable shipments bound for East Coast locations and use of existing capacity on expedited automotive and intermodal trains for perishable shipments on certain corridors. Significant service design improvements also contributed to BNSF's 10 percent growth in Mexico business during 2001.



Vancouver
Seattle
Tacoma
Spokane
Havre
Portland
Pasco
Helena
Dilworth
Klamath Falls
Billings
Minneapolis/St. Paul
Guernsey
Alliance
Chicago
Salt Lake City
Lincoln
Galesburg
San Francisco
Denver
Kansas City
St. Louis
Los Angeles
Barstow
Springfield
San Bernardino
Amarillo
Oklahoma City
Memphis
San Diego
Phoenix
Albuquerque
Birmingham
El Paso
Dallas/Ft. Worth
Mobile
Houston
New Orleans
Eagle Pass
Galveston
Laredo
Brownsville
BNSF Lines and Trackage Rights
Regional Connections



BNSF achieved record fuel efficiency in 2001, handling 762 gross ton miles per gallon of fuel in 2001, a 2 percent increase over 2000 and 8 percent better than 1996. This improvement in fuel efficiency is due to BNSF's fleet of newer, more fuel-efficient locomotives, sized to match business demands; reduced idle time; and other work practices targeted to avoid unnecessary fuel consumption. Another efficiency initiative focused on improving terminal and industry switching operations, resulting in 8,500 fewer train starts and substantial reductions in terminal "dwell time" for railcars. The reduction in train starts alone saved about $10 million in 2001.

Southern California and expansion of our guaranteed service offerings, are industry firsts and have attracted business to rail that previously moved on the highway.

We constantly strive to create value for our customers, and we realize that different customers have different needs. Some customers value speed of service, while others emphasize consistency over speed. In 2001, our average of 89 percent on-time performance met or exceeded customer expectations for most commodities, yet fell short for other customers. BNSF is committed to providing consistent, reliable transportation services that meet each customer's needs. We are working to ensure we clearly understand the unique service needs of each customer and we have the service products and infrastructure to address those needs.

Our *Service* and *Efficiency* initiatives go hand-in-hand. As we advance our efficiency and streamline our processes, service improvements will continue to follow. One big opportunity to improve efficiency includes increasing our locomotive and car velocities, in terms of the average miles these assets travel each day. These asset utilization measures improve as we eliminate pinch points and network congestion. We also are making strategic adjustments to our Service Scheduling programs and Transportation Service Plan to help ensure that the "right car" is on the "right train" every time to

Free Cash Flow 1995-2001 (after dividends, $ in millions)


600
400
200
0
(200)
(400)
(600)
(800)
(110)
(557)
(700)
(397)
260
431
443
1995
1996
1997
1998
1999
2000
2001

Negative free cash flow of $1.654 billion in the first three years after the merger reflects the capital program undertaken to provide shippers with improved service. Cash flow turned positive in 1999, and has continued to increase since then.

Efficiency 1995-2001 (gross ton miles/employee, in millions)


25
20
15
10
5
0
16.4
17.1
17.9
19.2
20.4
22.0
22.9
1995
1996
1997
1998
1999
2000
2001

A key efficiency measure is the number of gross ton miles (GTMs) of freight handled per employee. In 2001, BNSF handled 22.9 million GTMs/employee, a 40 percent increase compared with 1995.

meet customer expectations across our 33,000 route-mile network.

Efficiency also involves controlling operating costs and other expenses. We made continued progress with efficiency initiatives in our Strategic Sourcing group, with savings of about $100 million over the past two years. Our Mechanical and Engineering groups also improved productivity through their Six Sigma, Lean and other processes that remove "waste" from maintenance procedures associated with locomotives, freight cars, track, signals and bridges. These savings amounted to well in excess of $100 million in 2001.

In 2001, we expanded customer incentive programs designed to improve car utilization, including increasing demurrage collections and reviewing our storage policies for privately-owned railcars. We've made significant progress. At the same time, we've raised standards for ourselves, and have offered credits to customers for service failures in certain cases.

Our fuel initiatives were another piece of good news, but they did not offset the very high cost of fuel we encountered during the first nine months of 2001. We achieved record fuel efficiency in 2001, as you'll see in the feature on page 8. When fuel prices dropped to their lowest point in two years, we took advantage and hedged about 50 percent of our consumption for the fourth quarter of 2001. As of January 31, 2002, we had hedged about 35 percent of our 2002 consumption.

One of the toughest decisions we faced in 2001 was having to reduce our workforce. We eliminated 400 non-union positions through a voluntary early retirement window for qualified employees and an involuntary separation program that included contractors. In addition, we reduced our scheduled workforce by more than 1,000 positions. We had hoped that we would be able to weather the tough economic times without having to make such a cutback, but eventually the stagnant economy and lack of revenue growth necessitated these reductions.

In October, we announced a reorganization that reduced the number of operating divisions from 22 to 13 and removed two layers of management from field operations. These changes improved the efficiency and accountability of our operation.

All of these improvements are reflected in our record level of efficiency, as expressed in gross ton miles per employee, which increased to 22.9 million, and in our record free cash flow after dividends of $443 million. These achievements are further proof that even as the economy slowed, we were able to focus on some key measures and improve on last year's record performance.

Summary

Finally, it is important to note that the 60/30 Railroad Retirement reform legislation was overwhelmingly approved by the House of Representatives and the Senate, and was signed into law by President Bush in December 2001. Effective this year, the legislation modernizes the investment policies of the Railroad Retirement system, permitting enhanced benefits for Railroad Retirement beneficiaries while decreasing the payroll tax burden on rail employers. Benefits include reducing the age at which employees with 30 years of service can retire to age 60 from age 62, increasing surviving spouses' benefits, and reducing the vesting period for Railroad Retirement benefits. We expect Railroad Retirement reform to save BNSF about $20 million in 2002 and this amount will continue to increase through 2005, when it could represent about an $80 million annual payroll tax savings.

Legislation is now being considered that would phase out the 4.3-cent per gallon diesel fuel tax, which only railroads and barges still pay for the nation's deficit reduction program. This tax costs BNSF about $50 million annually.

In closing, I'd like to make a couple of comments about changes to our Board of Directors. In September, we announced the addition of Alan L. Boeckmann, president and chief executive officer of Fluor Corporation, and Marc F. Racicot, a partner with the Bracewell & Patterson, L.L.P., law firm, and chairman of the Republican National Committee, to our Board. Both Alan and Marc are excellent additions to our Board, and we look forward to their contributions and guidance. Arnold Weber, a Board member since 1986, will retire in March 2002. We extend our appreciation to him for his counsel, wise insight and economic advice during his many years of dedicated service on the Board.

I also want to say something about Rob Krebs' intention to retire from the Board of Directors, effective with the annual meeting in April. Rob's influence on the rail industry, BNSF and its predecessor railroad, the Santa Fe Railway, is immeasurable. His rigor, his intelligence and his uncompromising attention to customer expectations and shareholder value have set a very high standard for this company and a legacy that will influence us for decades to come. Rob was also the key driver and architect behind the Vision and Values statements that appear on page 12. Developed in 1997, they have shaped our corporate culture and value system, and guide our decision-making process. Rob has also been a valued friend and mentor to me, and he will be missed.

At the same time, we can all take what we have learned from Rob and from our experiences of the past several years to make this very successful franchise even better. By focusing on the fundamentals of our business, we will become more competitive. It's that simple, and that's where we need to be. We have a lot of strengths and, most of all, an outstanding workforce and Board of Directors, whose daily support and commitment give me confidence in our future success. When the economic rebound occurs, we will be in a position to make great progress.

Matthew K. Rose

Matthew K. Rose
CEO and President
February 20, 2002



A TRIBUTE TO ROBERT D. KREBS



BNSF Chairman Robert D. Krebs will retire from the Burlington Northern Santa Fe Corporation Board of Directors in April 2002, after a distinguished career in the rail industry.

A native of Sacramento, California, Rob joined the Southern Pacific Transportation Company (SP) in June 1966, after receiving his Master of Business Administration at Harvard Business School. He worked for SP in various operations positions and became vice president of operations in 1980. In 1982, he was named president of SP Transportation Company. In addition, in the following 20 years, he served as president, chief executive officer or chairman of Santa Fe Southern Pacific Corp., Santa Fe Pacific Corp., and the Atchison, Topeka and Santa Fe Railway.

When Santa Fe Pacific Corp. merged with Burlington Northern Inc. in September 1995 to form the Burlington Northern Santa Fe Corporation, Rob was named president and chief executive officer. In April 1997, he was asked to serve also as chairman of BNSF, a role he has served ever since.

Throughout his career, Rob has been praised as a visionary leader in the rail industry, as reflected in the following quotes:

"He's savvy and smart. I think he's the logical choice and a good one."

– Jeff Stone, analyst for Wertheim Schroeder & Co., quoted July 29, 1987, in the *Chicago Tribune*, on Rob's promotion to president and chief executive of Santa Fe Southern Pacific

"He is the best railroad top executive over the past five years when you look at service to customers, cutting costs and improving shareholder value."

– NatWest Securities Corp. Analyst Michael Lloyd, quoted March 10, 1995, in the *Wall Street Journal*

"He is probably the single best person in the industry to be in the role he is in. From a capability standpoint, there is no one better out there."

– James Higgins, analyst with Donaldson, Lufkin & Jenrette, quoted July 21, 1995, in the *Journal of Commerce*, on Rob's designation as president of the planned Burlington Northern Santa Fe Corporation

"He seems to be a shining star in the industry. One thing I've found out about him from talking with his upper-echelon managers is that he has a great capacity for handling information. He's a tireless worker..."

– James Hogan, general chairman of the Brotherhood of Locomotive Engineers, quoted July 21, 1995, in the *Journal of Commerce*

"[Mr. Krebs is a] very straight shooter. He has one of the highest levels of integrity of any railroad CEO. He's very good at setting realistic expectations. You never question where Rob Krebs stands on an issue."

– James Valentine, analyst for Salomon Brothers, quoted July 21, 1995, in the *Journal of Commerce*

"It is extraordinarily rare to have a CEO who works an issue [such as safety] for such a long time. He would be out of the ordinary."

– Jeff Lenn, professor of strategic management and public policy, George Washington University, quoted Oct. 14, 1997, in the *Washington Post* on BNSF's safety culture

"If you were to be employed by a railroad, invest in one, or ship over one in the century now starting, just what sort of person would you want leading that enterprise? Well, you'd want someone with vision, who can see beyond today and imagine a different, and better, tomorrow.... You'd want someone who has been tested by adversity and grown both as a man and a leader. You'd want someone who has his story straight and tells everyone the same thing. In other words, you'd want someone at least a bit like Rob Krebs."

– Fred Frailey, journalist and rail industry observer, in "Dawn of a New Age," for *Trains* magazine, January 2001

"For me, the excitement of the job is when you see the success, the renaissance of an industry."

– Rob Krebs

BNSF'S VALUES STATEMENT

In 1997, BNSF's senior management team, led by Chairman Rob Krebs, developed a set of core values to complement BNSF's vision. These values (see below) define and shape BNSF's culture. A two-day workshop on Vision and Values was presented in 1998 to salaried employees. A follow-up class, "Values in Action," offered in 2000 and 2001 demonstrated how these values shape BNSF's leadership and management style. Vision and Values influences many aspects of BNSF, from transportation and marketing decisions to town hall meetings to recognition programs.

Style

As a Community, we are:

- Tough-minded optimists
- Decisive yet thorough
- Open and supportive, and
- Confident and proud of our success

Liberty

As a member of the BNSF Community, each of us has the right to:

- A safe work environment—for the sake of ourselves, our co-workers, our shippers and the communities we serve
- Feel the satisfaction that comes from a job well done—by using our talent, judgment and initiative, and by performing to our fullest potential
- Express our individualism, ideas and concerns—consistent with the Community's Vision and Shared Values, to anyone in the Community without fear of retribution
- Participate fully in life outside of work—by enjoying the fruits of our own labor

Shared Values

As a Community, BNSF values:

- Listening to customers and doing what it takes to meet their expectations
- Empowering employees and showing concern for their well-being, and respect for their talent and achievements
- Continuously improving by striving to do the right thing safely and efficiently
- Celebrating our rich heritage and building on our success as we shape our promising future

Efficiency

Efficiency is the best collective application of our resources to meet our customers' expectations. Each of us contributes to efficiency when we:

- Understand our customers' expectations and priorities
- Help develop business processes that best match BNSF resources with our customers' requirements
- Constantly monitor and measure our results in order to continuously improve
- Manage our Community's resources as if they were our own

Equality

As a member of the BNSF Community, I can expect:

- To be treated with dignity and respect
- To be given equal access to tools, training and development opportunities
- To have equal opportunity to achieve my full potential

Community

BNSF is a Community of about 39,000 mutually dependent members. Each one of us depends upon BNSF for our livelihood, and through our collective efforts, BNSF depends upon us to defend, sustain and strengthen our Community. We are an effective Community when each of us:

- Believes in our Vision and embraces our Shared Values
- Knows our own role and strives to fulfill it
- Respects, trusts and openly communicates with other Community members
- Is proud of our heritage and confident in our future

Financial Contents

Revenue Table

The following table presents BNSF's revenue information by commodity for the years ended December 31, 2001, 2000 and 1999, and includes certain reclassifications of prior year information to conform to current year presentation.

	Revenues			Cars / Units			Average Revenue Per Car / Unit		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
		(IN MILLIONS)			(IN THOUSANDS)				
Consumer Products	**$3,356**	$3,405	$3,197	**3,752**	3,850	3,597	**$ 894**	$ 884	$ 889
Coal	**2,123**	2,131	2,226	**2,133**	2,023	2,123	**995**	1,053	1,049
Industrial Products	**2,080**	2,114	2,108	**1,442**	1,501	1,508	**1,442**	1,408	1,398
Agricultural Products	**1,531**	1,462	1,543	**828**	793	836	**1,849**	1,844	1,846
Total Freight Revenues	**9,090**	9,112	9,074	**8,155**	8,167	8,064	**$1,115**	$1,116	$1,125
Other Revenues	**118**	95	121						
Total Operating Revenues	**$9,208**	$9,207	$9,195						

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively, BNSF or Company). The principal subsidiary of BNSF is The Burlington Northern and Santa Fe Railway Company (BNSF Railway). All earnings per share information is stated on a diluted basis.

Results Of Operations

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

BNSF recorded net income for 2001 of $731 million, or $1.87 per share, after a first quarter extraordinary charge of $6 million, net of tax, related to the early extinguishment of a debt obligation, compared with net income for 2000 of $980 million, or $2.36 per share. The decrease in net income and earnings per share is primarily due to a $353 million decrease in operating income and $75 million in losses related to non-rail investments. The decrease in operating income reflects increased compensation and benefits costs, higher fuel expenses and higher materials and other costs, which included a $66 million fourth quarter charge for workforce reduction related costs. The favorable effect of the common stock repurchase program on earnings per share partially offset lower earnings in 2001 (see Liquidity and Capital Resources: Common Stock Repurchase Program).

Revenues

Total revenues of $9,208 million for 2001 were essentially flat compared with 2000. In 2001, the sluggish economy hampered BNSF's revenue growth; although, based on reporting to the Association of American Railroads (AAR), BNSF's share of the western United States rail traffic market remained essentially unchanged at approximately 43 percent.

Consumer Products revenues of $3,356 million for 2001 were $49 million, or 1 percent, less than 2000 due to decreased loadings in the less-than-truckload (LTL) sector and the loss in late 2000 of some automotive contract business as well as decreases in the automotive sector as a result of sluggish industry-wide sales. Additionally, a significant automotive contract was lost at the end of the third quarter of 2001 and is expected to affect future automotive revenues. These declines were partially offset by a ten percent growth in the intermodal truckload business, increased international revenues, increases in dry boxcar business due to strong beverage shipments, and a $32 million favorable transportation contract settlement in automotive revenues.

Coal revenues of $2,123 million for 2001 decreased $8 million from 2000 revenues of $2,131 million. The decrease in revenues was primarily a result of lower revenue per car on certain contract renewals, partially offset by a six percent increase in coal tons shipped due to colder weather, tight eastern coal supplies and high natural gas prices.

Industrial Products revenues of $2,080 million for 2001 were $34 million, or 2 percent, lower than 2000, despite increased revenue per car as a result of selected price increases and increased length of haul. Revenues for the year fell due to continued production cutbacks affecting most sectors. These decreases were partially offset by increases in the petroleum products sector resulting from increased liquified petroleum gas (LPG) and asphalt shipments.

Agricultural Products revenues of $1,531 million for 2001 were $69 million, or 5 percent, higher than revenues for 2000 primarily due to an increased demand for corn, soybean and oilseed/meals, partially offset by a decline in fertilizer shipments. Additionally, average revenue per car increased due to increases in length of haul.

Expenses

Year Ended December 31,	2001	2000	1999
		(IN MILLIONS)	
Compensation and benefits	**$2,850**	$2,729	$2,772
Purchased services	**1,084**	1,024	1,051
Depreciation and amortization	**909**	895	897
Equipment rents	**740**	742	752
Fuel	**973**	932	700
Materials and other	**897**	777	818
Total operating expenses	**$7,453**	$7,099	$6,990
Interest expense	**$ 463**	$ 453	$ 387
Other expense (income), net	**$ 110**	$ 70	$ (1)

Total operating expenses for 2001 were $7,453 million, an increase of $354 million, or 5 percent, over 2000 primarily due to: (i) increased compensation and benefits of $121 million related to higher wages and increased health and welfare costs offset by efficiency gains as measured by gross ton-miles (GTM) per employee and reduced headcounts; (ii) workforce reduction related costs of $66 million; (iii) higher fuel prices; and (iv) flooding in the upper Midwest and more severe winter weather conditions early in 2001 which increased expenses compared to 2000.

Compensation and benefits expenses of $2,850 million were $121 million, or 4 percent, higher than 2000 primarily due to wage rate increases and higher benefit rates. In addition, scheduled wages were significantly higher in the first and second quarters as a result of more severe weather conditions requiring increased maintenance and additional crews. These increases were partially offset by lower employment levels.

Purchased services of $1,084 million for 2001 were $60 million, or 6 percent, higher than 2000 due to higher ramping expenses incurred as a result of new services added which improve efficiency and safety at the intermodal ramp facilities, decreased recoveries as compared with the prior year, increased legal expense primarily related to coal rate disputes, higher contract equipment maintenance costs due to more locomotives under maintenance contracts, increased haulage expense, and increased other expenses as a result of flooding in the upper Midwest in the early part of the year.

Depreciation and amortization expenses of $909 million for 2001 were $14 million, or 2 percent, higher than 2000 primarily due to a higher capital base.

Equipment rents expenses for 2001 of $740 million were $2 million lower than 2000 reflecting reduced equipment levels, including cars, trailers, containers and automotive equipment.

Fuel expenses of $973 million for 2001 were $41 million, or 4 percent, higher than 2000 primarily as a result of a 3-cent increase in the average all-in cost per gallon of diesel fuel. Consumption in 2001 was 1,177 million gallons compared with 1,173 million gallons in 2000. However, GTM per gallon increased to 762 from 746, or 2 percent, compared with 2000, attributable to newer locomotive fleet, fuel economy initiatives during the year, and commodity mix. The 3-cent increase in the average all-in cost per gallon of diesel fuel is net of a 6-cent decrease in the average purchase price more than offset by a 9-cent decrease in the hedge benefit per gallon as compared with a 13-cent hedge benefit in 2000.

Materials and other expenses of $897 million for 2001 were $120 million, or 15 percent, higher than 2000 principally reflecting: (i) workforce reduction costs of $66 million incurred in the fourth quarter of 2001 for severance, pension, medical, benefit and other related costs for approximately 400 positions (see Other Matters: Employee Merger and Separation Costs); (ii) increases in environmental and casualty expenses compared with 2000; (iii) lower income from easements; and (iv) increased costs caused by flooding in the upper Midwest and higher utilities as a result of higher rates and increased consumption due to more severe winter weather conditions early in 2001. Additionally, during 2000 the Company incurred $42 million of charges due to employee related severance, medical and other benefit costs and the loss of previously earned state tax incentives.

Interest expense of $463 million for 2001 was $10 million, or 2 percent, higher than 2000 reflecting higher average debt levels, partially offset by lower interest rates.

Other expense was $40 million higher compared with 2000 primarily due to $75 million in losses recognized related to non-rail investments and fewer land sales in 2001. The non-rail investments consisted of FreightWise, Inc., an Internet transportation exchange; Pathnet Telecommunications, Inc., a telecommunications venture; a portfolio of other non-core real-estate investments; and a decline in the cash surrender value of company owned life insurance policies. Offsetting the above were $20 million of the 2000 expenses related to the termination of the proposed BNSF business combination with Canadian National Railway Company (CN).

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

Net income in 2000 was $980 million, or $2.36 per share, compared with $1,137 million, or $2.44 per share, for 1999. The decrease in earnings per share is primarily due to the effect on net income of a $232 million increase in fuel expenses and recognition in 1999 of a gain of $50 million pretax in connection with prior period line sales, less costs of $13 million pretax related to those sales, partially offset by the favorable effect of the common stock repurchase program (see Liquidity and Capital Resources: Common Stock Repurchase Program).

Revenues

Total revenues for 2000 were $9,207 million or $12 million higher than 1999 revenues of $9,195 million. The $12 million increase primarily reflects increases in the Consumer and Industrial Products sectors partially offset by lower Coal and Agricultural Products revenues. Average revenue per car/unit decreased in 2000 to $1,116 from $1,125 in 1999. Volumes increased for the year but experienced a general slowing late in 2000 based on economic conditions which continued into 2001. During 2000, based on reporting to the AAR, BNSF's share of the western United States rail traffic market decreased 0.4 point to 43.1 percent.

Consumer Products revenues of $3,405 million improved $208 million, or 7 percent, compared with 1999 reflecting increases in the automotive, international, truckload, and perishable sectors, partially offset by decreases in the intermodal marketing companies (IMC) and direct marketing sectors. International revenues were up due to high levels of Trans-Pacific trade as well as market share gains. The growth in perishables was from the success of new service offerings and a partial recapture of the truck market. Automotive revenues increases were reflected by industry-wide automobile production for most of the year and more profitable longer haul traffic despite essentially flat volumes year-over-year. Increases in truckload revenues were partially offset by decreases in the direct marketing sector due to decreased loadings within the LTL sector and in the IMC sector due to pricing pressures and strong over the road competition.

Coal revenues of $2,131 million for 2000 decreased $95 million, or 4 percent, as a result of volume decreases due to a decrease in demand as a result of milder weather and high customer inventories that affected shipments for most of the year, while 1999 benefited from an inventory build up in preparation for possible Year 2000 outages.

Industrial Products revenues of $2,114 million for 2000 were $6 million higher than 1999 due to increases from the metals and minerals sectors, partially offset by decreased chemicals, forest products and machinery revenues. The metals sector increases were a result of a strong market for steel and increases in minerals were due to higher demand for clay and sand used in domestic oil production. These increases were partially offset by decreased shipments of industrial chemicals, softness in the forest products sector, and lower shipments of heavy machinery.

Agricultural Products revenues of $1,462 million for 2000 were $81 million, or 5 percent, lower than 1999 primarily due to weaker corn export shipments to the Pacific Northwest and Mexico, and decreased shipments of Gulf and Pacific Northwest wheat, both caused by worldwide crop competition. Revenues were also lower as a result of decreased shipments of bulk foods due to an oversupply of sugar and supplier price competition in the syrup market which resulted in less traffic.

Expenses

Total operating expenses for 2000 were $7,099 million, an increase of $109 million, or 2 percent, compared with operating expenses for 1999 of $6,990 million, despite a $232 million increase in fuel expenses.

Compensation and benefits expenses of $2,729 million were $43 million, or 2 percent, lower than 1999 primarily due to lower employment levels and reduced incentive expense partially offset by increased base wages.

Purchased services of $1,024 million for 2000 were $27 million, or 3 percent, lower than 1999 primarily as a result of decreased joint facility and contract switching charges as well as recoveries related to prior periods. This decrease was partially offset by increased contract equipment maintenance costs due to an increase in the number of locomotives under maintenance contracts and volume-related increases in ramping expenses.

Equipment rents expenses of $742 million were $10 million, or 1 percent, lower than 1999 as a result of lower lease rates on rail cars as well as a decrease in the number of leased agricultural commodity and coal cars, partially offset by increased locomotive rental expense.

Fuel expenses of $932 million for 2000 were $232 million, or 33 percent, higher than 1999, as a result of a 20-cent increase in the average all-in cost per gallon of diesel fuel, partially offset by a one percent decrease in consumption from 1,187 million gallons to 1,173 million gallons. The increase in the average all-in cost per gallon of diesel fuel includes a 34-cent increase in the average purchase price, partially offset by the increase in hedge benefit of 13 cents per gallon compared with additional expense from hedging of 1-cent per gallon in 1999.

Materials and other expenses of $777 million for 2000 were $41 million, or 5 percent, lower than 1999 principally reflecting: (i) reorganization costs of $48 million incurred in the second quarter of 1999 for severance, pension, medical and other benefit costs for approximately 325 involuntarily terminated salaried employees (see Other Matters: Employee Merger and Separation Costs); (ii) lower current year environmental expenses and other materials costs compared with 1999; and (iii) higher current year gains from easement sales. Offsetting these decreases were: (i) $22 million of employee-related severance, medical and other benefit costs recorded in the second quarter of 2000 for approximately 150 involuntarily terminated employees, primarily material handlers in mechanical shops and trainmen reserve boards; (ii) $54 million credit for the reversal of certain liabilities associated with the consolidation of clerical functions in the second quarter of 1999 (see Other Matters: Employee Merger and Separation Costs); (iii) the loss of previously earned state tax incentives in the second quarter 2000; and (iv) higher costs in 2000 related to the maintenance of leased equipment.

Interest expense for 2000 of $453 million increased $66 million, or 17 percent, principally reflecting higher debt levels resulting from the Company's share repurchase program and higher interest rates. Total debt increased to $6,846 million at December 31, 2000, from $5,813 million at December 31, 1999.

Other expense was $71 million higher compared with 1999 primarily due to a $50 million pretax deferred gain recognized during 1999 in connection with the sale of rail lines in southern California in 1992 and 1993, and the recognition in 2000 of $20 million pretax of expenses related to the termination of the proposed combination with CN.

Liquidity And Capital Resources

Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional liquidity requirements through debt issuance including commercial paper, through the leasing of assets, and through the sale of a portion of its accounts receivable.

Operating Activities

Net cash provided by operating activities was $2,197 million during 2001 compared with $2,317 million during 2000. The decrease in cash from operations was primarily due to a decrease in net income and deferred income taxes, and the receipt of a non-recurring $43 million special dividend from the Company's equity investment in TTX Company in the first quarter 2000. The decrease was partially offset by a $105 million increase in cash from operations resulting from changes in working capital. During 2001, the Company sold an additional $25 million of its accounts receivable under the accounts receivable sales program (A/R sales program).

Investing Activities

Net cash used for investing activities was $1,564 million during 2001 compared with $1,680 million during 2000. The decrease in cash used primarily reflects the temporary acquisition of equipment in 2000 that the Company ultimately sold and leased back through operating leases in 2001 and 2000 expenditures relating to FreightWise, Inc. These reductions are partially offset by an increase in cash capital expenditures.

A breakdown of cash capital expenditures during 2001, 2000 and 1999 is set forth in the following table:

Year Ended December 31,	2001	2000	1999
		(IN MILLIONS)	
Maintenance of way	$ 968	$ 835	$ 810
Mechanical	183	221	240
Information services	69	66	74
Other	101	144	151
Total maintenance of business	1,321	1,266	1,275
New locomotives and freight cars	–	–	261
Expansion and other	138	133	252
Total	$1,459	$1,399	$1,788

BNSF acquired all of the 100 locomotives it committed to acquire in 2001 through operating leases.

Financing Activities

Net cash used for financing activities during 2001 was $618 million primarily related to common stock repurchases of $317 million, a net reduction in borrowings of $206 million and dividend payments of $190 million, partially offset by proceeds of $113 million resulting from the exercise of 5.3 million stock options.

In March 2001, $100 million of 33-year remarketable bonds issued in 1998 were called by the holder of the call option. BNSF subsequently purchased the option from the holder and retired the bonds and incurred an extraordinary loss of $6 million, net of tax, due to early retirement. Additionally, in March 2001, BNSF issued a $12 million, 5.96 percent note due April 2004.

In May 2001, the Company increased the amount of debt securities under its shelf registration, enabling it to issue debt securities in one or more series at an aggregate offering price not to exceed $1 billion, and issued $400 million of 6.75 percent notes due July 15, 2011. The net proceeds of the debt issuance were used for general corporate purposes including the repayment of outstanding commercial paper. Subsequent to this debt issuance, the Company had $600 million of capacity under the May 2001 shelf registration statement.

In February 2000, a put option on $100 million of medium-term notes paying a coupon of 6.10 percent was exercised by the holders and the Company repaid the holders primarily with proceeds from the issuance of commercial paper.

In April 2000, BNSF issued $300 million of 7.88 percent notes due April 2007 and $200 million of 8.13 percent debentures due April 2020. The net proceeds of the debt issuance were used for general corporate purposes including the repayment of outstanding commercial paper which increased primarily as a result of higher share repurchases. At the time of issuing the $300 million of 7.88 percent notes and the $200 million of 8.13 percent debentures discussed above, the Company closed out two treasury lock transactions, each in an amount of $100 million, at gains of approximately $9 million and $13 million, respectively, which have been deferred and are being amortized to interest expense over the lives of the notes and the debentures, respectively.

In April 2000, BNSF Railway issued $50 million of privately placed debt collateralized by locomotives that were acquired in 1999. This debt carries an interest rate of 7.77 percent and has annual maturities through 2015.

In August 2000, BNSF issued $275 million of 7.95 percent debentures due August 2030. The net proceeds were used for general corporate purposes including the repayment of outstanding commercial paper, which increased primarily as a result of higher share repurchases. At the time of issuing these debentures, the Company closed out a treasury lock transaction in the amount of $100 million at a gain of approximately $8 million, which has been deferred and is being amortized to interest expense over the 30-year life of the debentures.

In December 2000, BNSF issued $300 million of 7.13 percent notes due December 2010. The net proceeds were used for general corporate purposes including the repayment of outstanding commercial paper, which increased primarily as a result of higher share repurchases. At the time of issuing these notes, the Company closed out a treasury lock transaction in the amount of $100 million at a gain of approximately $5 million, which has been deferred and is being amortized to interest expense over the 10-year life of the notes.

Aggregate long-term debt to mature in 2002 is $288 million. BNSF's ratio of total debt to total capital was 45.9 percent at December 31, 2001, compared with 47.8 percent at December 31, 2000, and 41.6 percent at December 31, 1999.

Free Cash Flow

BNSF generated free cash flow (calculated as cash flow from operations less capital expenditures, other investing activities and dividends paid) of $443 million, $431 million and $260 million during 2001, 2000 and 1999, respectively.

Dividends

Common stock dividends declared were $0.48 per share annually for 2001, 2000 and 1999. Dividends paid on common stock were $190 million, $206 million and $224 million during 2001, 2000 and 1999, respectively. On January 17, 2002, the Board of Directors (the Board) declared a quarterly dividend of 12 cents per share on outstanding shares of common stock, $0.01 par value, payable April 1, 2002, to stockholders of record on March 11, 2002.

Common Stock Repurchase Program

In July 1997, the Board authorized the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. In December 1999, April 2000 and September 2000, the Board authorized extensions of the BNSF share repurchase program, adding 30 million shares at each date to the total shares previously authorized bringing BNSF's share repurchase program to 120 million shares. During 2001, 2000 and 1999, the Company repurchased approximately 11 million, 65 million, and 22 million shares, respectively, of its common stock at average prices of $27.76 per share, $23.16 per share, and $31.08 per share, respectively. Total repurchases through December 31, 2001, were 103 million shares at a total average cost of $25.74 per share, leaving 17 million shares available for repurchase out of the 120 million shares authorized.

Long Term Debt And Lease Obligations

The Company's business is capital intensive. BNSF has historically generated a significant amount of cash from operating activities which it uses to fund capital additions, service debt and pay dividends. Additionally, the Company relies on access to the debt and leasing markets to finance a portion of capital additions on a long-term basis. Free cash flow has also been used in recent years to repurchase common stock.

The Company utilizes a commercial paper program backed by bank revolving credit agreements to manage liquidity needs. The information below summarizes the more significant obligations of the Company at December 31, 2001. For 2002 and the foreseeable future, the Company expects that cash flow from operating activities, access to capital markets and bank revolving credit agreements will be sufficient to enable the Company to meet its obligations when due. The Company believes these sources of funds will also be sufficient to fund capital additions that are necessary to maintain its competitiveness and position the Company for future revenue growth.

The Company's ratio of earnings to fixed charges was 2.73 times for the year ended December 31, 2001. Additionally, the Company's ratio of net cash flow provided by operating activities divided by total average debt was 33 percent for the year ended December 31, 2001.

The following table summarizes the Company's obligations under long-term debt and lease obligations at December 31, 2001:

	Payments Due By Period				
	Total	1 Year or Less	2 – 3 Years	4 – 5 Years	There-after
	(IN MILLIONS)				
Long-term debt[a]	$ 5,979	$221	$ 248	$1,132	$4,378
Capital lease obligations[b]	856	107	214	205	330
Operating leases[b]	5,187	404	769	668	3,346
Total	$12,022	$732	$1,231	$2,005	$8,054

(a) Excluding capital lease obligations

(b) Gross payments due which include an interest component

In addition to the obligations described above, the Company acts as guarantor for certain debt and lease obligations of others. BNSF does not expect to perform under these guarantees in the foreseeable future. See Notes 9 and 11 to the Consolidated Financial Statements.

In the normal course of business, the Company enters into long-term contractual requirements for future goods and services needed for the operations of the business. Such commitments are not in excess of expected requirements and are not reasonably likely to result in performance penalties or payments that would have a material adverse affect on the Company's liquidity.

Credit Agreements

BNSF issues commercial paper from time to time which is supported by revolving credit agreements. At December 31, 2001 and 2000, there were no bank borrowings against the revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements allow borrowings of up to $1.75 billion. Borrowing rates are based upon: (i) LIBOR plus a spread determined by BNSF's senior unsecured debt ratings, (ii) money market rates offered at the option of the lenders, or (iii) an alternate base rate. The Company generally classifies commercial paper as long-term to the extent of its borrowing capacity under these facilities. The commitments of the lenders under the short-term agreement allow borrowings of up to $1.0 billion and are scheduled to expire in June 2002. The Company has the ability to have any amounts then outstanding mature as late as June 2003. The remaining $750 million of commitments of the lenders under the long-term agreement are scheduled to expire in June 2005. Annual facility fees for the short-term and long-term facilities are currently 0.1 percent and 0.125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings.

The maturity value of commercial paper outstanding at December 31, 2001, was $416 million, reducing the total capacity available under the revolving credit agreements to $1,334 million. BNSF must maintain compliance with certain financial covenants under its revolving credit agreements.

The revolving credit agreements include covenants and events of default typical for this type of facility, including a minimum consolidated tangible net worth test, a maximum debt/capital test, and a $75 million cross-default provision. At December 31, 2001, the Company was in compliance with its debt covenants. BNSF's tangible net worth is $3.4 billion greater than the minimum consolidated tangible net worth required under the agreement, and the maximum debt/capital test provides approximately $4.6 billion of debt capacity above BNSF's outstanding debt as of December 31, 2001, before an event of default would occur under these covenants. With the exception of a voluntary bankruptcy or insolvency, any event of default has either or both, a cure period or notice requirement before termination of the agreements. A voluntary bankruptcy or insolvency would be considered an immediate termination event.

Sale Of Accounts Receivable

BNSF's A/R sales program, as described in Note 6 of the Consolidated Financial Statements, includes a provision that allows the institutions participating in this program, at their option, to cancel the program if BNSF Railway's senior unsecured credit rating falls below investment grade. Upon cancellation, BNSF would not be able to sell additional receivables under this program. If such event were to occur, BNSF would expect to have sufficient liquidity remaining under its revolving credit agreements to fund the full amount of securities outstanding under the sales program. The receivable facility expires in 2002 and the Company intends to renew this facility under similar terms.

The Company is not aware of any pending significant adverse changes to its credit rating that would cause it or BNSF Railway to fall below investment grade.

Other Matters

Casualty And Environmental

Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). FELA's system of requiring the finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to significant increases in expense in past years. BNSF has implemented a number of safety programs to reduce the number of personal injuries as well as the associated claims and personal injury expense. BNSF made payments for personal injuries of approximately $173 million, $178 million and $179 million in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the Company had recorded liabilities of $458 million and $436 million, respectively, related to both asserted and unasserted personal injury claims.

The Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental cleanup and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. BNSF has been notified that it is a potentially responsible party (PRP) for study and cleanup costs at approximately 30 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the cleanup of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

Environmental costs include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restoration of sites determined to be contaminated. Liabilities for environmental cleanup costs are initially recorded when BNSF's liability for environmental cleanup is both probable and a reasonable estimate of associated costs can be made. Adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. BNSF conducts an ongoing environmental contingency analysis, which considers a combination of factors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for cleanup, and historical trend analyses.

BNSF is involved in a number of administrative and judicial proceedings and other mandatory cleanup efforts at approximately 390 sites, including the Superfund sites, at which it is participating in the study or cleanup, or both, of alleged environmental contamination. BNSF paid approximately $72 million, $49 million and $67 million during 2001, 2000 and 1999, respectively, for mandatory and unasserted cleanup efforts, including amounts expended under federal and state voluntary cleanup programs. BNSF has recorded liabilities for remediation and restoration of all known sites of $202 million at December 31, 2001, compared with $223 million at December 31, 2000. BNSF anticipates that the majority of the accrued costs at December 31, 2001, will be paid over the next five years. No individual site is considered to be material.

Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total cleanup costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in cleanup efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes it is unlikely any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's results of operations, financial position or liquidity.

Other Claims And Litigation
BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the results of operations, financial position or liquidity of BNSF; although, an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Employee Merger And Separation Costs
Employee merger and separation costs activity was as follows (in millions):

	2001	2000	1999
Beginning balance at January 1,	$310	$356	$474
Accruals	30	22	29
Payments	(55)	(58)	(93)
Other	(11)	(10)	(54)
Ending balance at December 31,	$274	$310	$356

Employee merger and separation liabilities of $274 million and $310 million are included in the consolidated balance sheets at December 31, 2001 and 2000, respectively, and principally represent: (i) employee-related severance costs for the consolidation of clerical functions, material handlers in mechanical shops and trainmen on reserve boards; (ii) deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; and (iii) certain non-union employee severance costs. Employee merger and separation expenses are recorded in Materials and Other in the consolidated income statements. At December 31, 2001, $58 million of the remaining liabilities are included in current liabilities for anticipated costs to be paid in 2002.

During the fourth quarter of 2001, the Company recorded a $66 million charge including $61 million for workforce reduction related costs. Of the $61 million, $30 million was recorded in Employee Merger and Separation Costs and $31 million was recorded for benefits to be received under the Company's retirement and medical plans.

Consolidation Of Clerical Functions
Liabilities related to the consolidation of clerical functions were $69 million and $96 million at December 31, 2001 and 2000, respectively, and primarily provide for severance costs associated with the clerical consolidation plan adopted in 1995 upon consummation of the business combination of BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The consolidation plan resulted in the elimination of approximately 1,500 permanent positions and was substantially completed during 1999.

In 2001, 2000 and 1999, the Company recorded $6 million, $10 million and $54 million, respectively, of reversals for certain liabilities associated with the consolidation plan. These liabilities related to planned workforce reductions that are no longer required due to the Company's ability to place certain identified employees in alternate positions. The remaining liability balance at December 31, 2001, represents benefits to be paid to affected employees who did not receive lump-sum payments, but instead will be paid over five to ten years or in some cases through retirement.

In the fourth quarter of 2001, the Company recorded a charge of $9 million of costs related to the reduction of approximately 40 material handlers and other clerical positions. In the second quarter of 2000, the Company recorded a charge of $17 million for severance, medical and other benefit costs related to approximately 140 material handlers in mechanical shops. Liabilities remaining at December 31, 2001, related to this program reflect elections to receive payments over the next several years rather than lump-sum payments.

Conductors, Trainmen And Locomotive Engineers
Liabilities related to deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers were $170 million and $183 million at December 31, 2001 and 2000, respectively. These costs were primarily incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules. In 2001, the Company recorded a $5 million reversal of certain deferred benefits payable to reflect a change in estimates.

In the second quarter of 2000, the Company incurred $3 million of costs for severance, medical and other benefit costs for approximately 50 trainmen on reserve boards. The remaining reserve of less than $100 thousand at December 31, 2001, will be paid during the next year to severed employees who elected to receive their payments over time.

Non-Union Employee Severance
Liabilities principally related to certain remaining non-union employee severances resulting from the fourth quarter 2001 workforce reduction, the second quarter 1999 reorganization, and the Merger were $35 million and $30 million at December 31, 2001 and 2000, respectively. These costs will be paid over the next several years based on deferral elections made by the employees.

During the fourth quarter of 2001, the Company reduced 400 positions through severance, normal attrition and the elimination of contractors. The Company recorded $21 million of expenses for severance, medical and other benefits associated with the costs of terminating 360 employees and approximately $31 million for benefits to be received under the Company's retirement and medical plans. Substantially all of these planned reductions were completed at December 31, 2001.

In the second quarter of 2000, the Company incurred $2 million of costs for severance, medical and other benefit costs for ten involuntarily terminated non-union positions. These planned reductions were completed at December 31, 2000.

In the second quarter of 1999, the Company incurred $45 million of reorganization costs for severance, pension, medical and other benefit costs for approximately 325 involuntarily terminated non-union employees. Components of the costs include approximately $29 million relating to severance costs for non-union employees and approximately $16 million for benefits to be received under the Company's retirement and medical plans. Substantially all of the planned reductions were made by September 30, 1999.

Hedging Activities
On January 1, 2001, BNSF adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and recorded a cumulative transition benefit of $58 million, net of tax, to Accumulated Other Comprehensive Income (AOCI). The standard requires that all derivatives be recorded on the balance sheet at fair value and establishes criteria for documentation and measurement of hedging activities.

The Company currently uses derivatives to hedge against increases in diesel fuel prices and interest rates as well as to convert a portion of its fixed-rate long-term debt to floating-rate debt. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS No. 133, is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in AOCI as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings.

BNSF monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

Fuel
Fuel costs represented 13 percent of total operating expenses during 2001 and 2000. Due to the significance of diesel fuel expenses to the operations of BNSF and the historical volatility of fuel prices, the Company maintains a program to hedge against fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes by entering into fuel-hedge instruments based on management's evaluation of current and expected diesel fuel price trends. However, to the extent the Company hedges portions of its fuel purchases, it may not realize the impact of decreases in fuel prices. Conversely, to the extent the Company does not hedge portions of its fuel purchases, it may be adversely affected by increases in fuel prices. Based on annualized fuel consumption during 2001 and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 million of additional fuel expense on an annual basis.

The fuel-hedging program includes the use of derivatives that are accounted for as cash flow hedges. As of December 31, 2001, BNSF had entered into fuel swap agreements utilizing Gulf Coast #2 heating oil to hedge the equivalent of approximately 296 million gallons of diesel fuel at an average price of approximately 57 cents per gallon. Additionally, as of December 31, 2001, BNSF had entered into costless collar agreements effective through 2002 for the equivalent of approximately 50 million gallons of diesel fuel at an average call price of approximately 65 cents per gallon and an average put price of approximately 57 cents per gallon. The above prices do not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel. At December 31, 2001, BNSF's fuel-hedging program covered an average of 31 percent of estimated fuel purchases for 2002. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period.

As a result of adopting SFAS No. 133, the Company recorded a cumulative transition benefit of $56 million, net of tax, to AOCI related to deferred gains on transactions as of January 1, 2001. Subsequent changes in fair value for the effective portion of derivatives qualifying as hedges are recognized in Other Comprehensive Income (OCI) until the purchase of the related hedged item is recognized in earnings, at which time changes in fair value previously recorded in OCI are reclassified to earnings and recognized in fuel expense. During 2001, the Company recognized a loss of approximately $100 thousand related to the ineffective portion of derivatives in fuel expense. At December 31, 2001, AOCI includes a pretax loss of $4 million, all of which relates to derivative transactions that will expire throughout 2002. Settled fuel-hedging contracts are a $3 million payable and a $50 million receivable at December 31, 2001 and 2000, respectively, and are recorded in working capital.

BNSF measures the fair value of fuel swaps from daily forward price data provided by various external counterparties. To value a fuel swap, the Company uses a three-month average of forward Gulf Coast #2 heating oil prices for the period hedged. The fair value of fuel costless collars is calculated and provided by the corresponding counterparty.

Between December 31, 2001 and January 31, 2002, the Company entered into additional fuel hedge transactions to hedge the equivalent of approximately 54 million gallons of diesel fuel in 2002 at an average price of 55 cents per gallon. At January 31, 2002, BNSF's fuel-hedging program covered approximately 35 percent of estimated fuel purchases for 2002.

In addition, between December 31, 2001 and January 31, 2002, the Company entered into fuel swap agreements utilizing West Texas Intermediate (WTI) crude oil to hedge the equivalent of approximately 101 million and 50 million gallons of diesel fuel for 2003 and 2004, respectively, at an average price of $20.58 per barrel.

Interest Rate

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances as well as to convert a portion of its fixed-rate long-term debt to floating-rate debt. The Company uses interest rate swaps as part of its interest rate risk management strategy.

The cumulative transition benefit of adopting SFAS No. 133 as of January 1, 2001, included $2 million, net of tax, related to deferred gains on closed-out derivatives which were used to lock the treasury rate on anticipated borrowings. The deferred gains for cash flow hedges in AOCI are being amortized to interest expense over the amount remaining in AOCI.

Cash Flow Hedges The Company uses interest rate swaps to fix the LIBOR component of commercial paper. These swaps are accounted for as cash flow hedges under SFAS No. 133 and qualify for the short cut method of recognition. As of December 31, 2001, BNSF had entered into five separate interest rate swaps to fix the LIBOR component of $200 million of commercial paper at an average rate of 3.86 percent. The average floating rate BNSF received on the swaps, which fluctuates monthly, was 1.95 percent as of December 31, 2001. These swaps will expire in 2002 and 2003. As of December 31, 2001, AOCI included a pretax loss of $2 million related to the fair value of these interest rate swaps.

Fair Value Hedges The Company also enters into interest rate swaps to convert fixed-rate debt to floating-rate debt. These swaps are accounted for as fair value hedges under SFAS No. 133. These fair value hedges qualify for the short cut method of recognition and, therefore, no portion of the swaps is treated as ineffective. As of December 31, 2001, BNSF had entered into five separate swaps on a notional amount of $500 million in which it pays an average floating rate, which fluctuates quarterly, based on LIBOR. The average floating rate to be paid by BNSF as of December 31, 2001, was 4.16 percent and the average fixed rate BNSF is to receive is 7.13 percent. These swaps expire in 2004, 2005 and 2007. As of December 31, 2001, BNSF recorded an asset of $2 million in Other Current Assets for the fair value of these swaps.

BNSF's measurement of the fair value of interest rate swaps is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements.

Labor

Approximately 88 percent of BNSF Railway's employees are union-represented. BNSF Railway's union employees work under collective bargaining agreements with 13 different labor organizations. The negotiating process for new, major collective bargaining agreements covering all of BNSF Railway's union employees has been underway since the bargaining round was initiated November 1, 1999. Wages, health and welfare benefits, work rules, and other issues have traditionally been addressed through industry-wide negotiations. These negotiations have generally taken place over a number of months and have previously not resulted in any extended work stoppages. The existing agreements have remained in effect and will continue to remain in effect until new agreements are reached or the Railway Labor Act's procedures (which include mediation, cooling-off periods, and the possibility of Presidential intervention) are exhausted. The current agreements provide for periodic wage increases until new agreements are reached. The National Carriers' Conference Committee (NCCC), BNSF's multi-employer collective bargaining representative, reached a final agreement with the Brotherhood of Maintenance of Way Employes (BMWE) resolving wage, work rule and benefit issues through 2004 which was implemented in July 2001. BMWE represents BNSF's track, bridge and building maintenance employees, about one-fourth of BNSF's unionized workforce. In June 2001, the NCCC reached a tentative agreement with the International Brotherhood of Electrical Workers (IBEW), which represents approximately five percent of BNSF's unionized workforce, addressing wage and work rule issues through 2004, but leaving health and welfare benefit issues for settlement in separate talks with other railroad unions. IBEW members failed to ratify the tentative agreement. No new talks with IBEW are scheduled. During the third quarter of 2000, the NCCC reached a tentative agreement with the United Transportation Union (UTU) covering wage and work rule issues through the year 2004 for conductors, brakemen, yardmen, yardmasters and firemen, approximately one-third of BNSF's unionized workforce. This agreement is also subject to ratification by the UTU's membership. As in the tentative IBEW agreement, health and welfare benefit issues were not resolved with UTU and remain the subject of continuing negotiations.

Railroad industry personnel are covered by the Railroad Retirement System instead of Social Security. BNSF Railway's contributions under the Railroad Retirement System have been approximately triple those in industries covered by Social Security. The Railroad Retirement System, funded primarily by payroll taxes on covered employers and employees, includes a benefit roughly equivalent to Social Security (Tier I), an additional benefit similar to that allowed in some private defined-benefit plans (Tier II), and other benefits. Investment of Tier II Railroad Retirement assets has until recently been limited to special interest-bearing U. S. Treasury securities. The Railroad Retirement and Survivors' Improvement Act of 2001 (Act) creates a new National Railroad Retirement Investment Trust to hold Tier II Railroad Retirement assets and empowers the trustees to invest these assets in the same types of investments available to private sector retirement plans. In addition to liberalizing certain retirement benefit requirements for rail employees, the Act reduces Tier II Railroad Retirement tax rates on rail employers beginning in 2002 and eliminates a supplemental annuity tax. The Company expects to realize savings of approximately $20 million in 2002 and $50 million in 2003. Future adjustments in the Tier II Railroad Retirement tax rates assessed on both rail employers and rail employees will depend on Railroad Retirement fund levels and annual savings could be as much as $80 million by 2005.

Inflation

Due to the capital-intensive nature of BNSF's business, the full effect of inflation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than historically reported amounts.

Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, which was effective for all business combinations initiated after June 30, 2001, and SFAS No. 142, *Goodwill and Other Intangible Assets*, which was effective for fiscal years beginning after December 15, 2001. SFAS No. 141 eliminates the pooling method of accounting for a business combination and requires that all combinations be accounted for using the purchase method. SFAS No. 142 addresses accounting for identifiable intangible assets, eliminates the amortization of goodwill, and provides specific steps for testing the impairment of goodwill. The Company's historical consolidated financial statements will be unaffected by these new standards.

The FASB also issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has not yet completed its analysis of SFAS No. 143; although, it does not currently expect implementation to have a significant effect on its results of operations or financial condition.

SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. The adoption of SFAS No. 144 during the fourth quarter of 2001 did not have an impact on the consolidated financial statements.

Forward-Looking Information

To the extent that statements made by the Company relate to the Company's future economic performance or business outlook, predictions or expectations of financial or operational results, or refer to matters which are not historical facts, such statements are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements involve a number of risks and uncertainties and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, economic and industry conditions: material adverse changes in economic or industry conditions, both within the United States and globally, customer demand, effects of adverse economic conditions affecting shippers, adverse economic conditions in the industries and geographic areas that produce and consume freight, competition and consolidation within the transportation industry, the extent to which the Company is successful in gaining new long-term relationships or retaining existing ones, changes in fuel prices, and changes in labor costs and labor difficulties including stoppages; legal and regulatory factors: developments and changes in laws and regulations and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigation; and operating factors: technical difficulties, changes in operating conditions and costs, competition and commodity concentrations, the Company's ability to achieve its operational and financial initiatives and to contain costs, as well as natural events such as severe weather, floods, earthquakes and other disruptions involving the Company's infrastructure, operating systems, and equipment.

The Company cautions against placing undue reliance on forward-looking statements, which reflect its current beliefs and are based on information currently available to it on the date a forward-looking statement is made. The Company undertakes no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs.

Report Of Management

To The Shareholders Of
Burlington Northern Santa Fe Corporation

The accompanying consolidated financial statements of Burlington Northern Santa Fe Corporation and subsidiary companies were prepared by management, who are responsible for their integrity and objectivity. They were prepared in accordance with generally accepted accounting principles and properly include amounts that are based on management's best judgments and estimates. Other financial information included in this annual report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Limitations exist in any system of internal accounting controls based upon the recognition that the cost of the system should not exceed the benefits derived. The Company believes its system of internal accounting controls, augmented by its internal auditing function, appropriately balances the cost/benefit relationship.

Independent accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the consolidated financial statements.

The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is composed solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent accountants, management and internal auditors. The independent accountants and the Company's internal auditors have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the scope and results of their work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

Matthew K. Rose
President and Chief Executive Officer

Thomas N. Hund
Executive Vice President and Chief Financial Officer

Dennis R. Johnson
Vice President and Controller

Report Of Independent Accountants

To The Shareholders And Board Of Directors Of
Burlington Northern Santa Fe Corporation
And Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Burlington Northern Santa Fe Corporation and subsidiary companies at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Fort Worth, Texas
February 6, 2002

Consolidated Statements Of Income

Burlington Northern Santa Fe Corporation and Subsidiaries

(Dollars in millions, except per share data)

Year Ended December 31,	2001	2000	1999
Revenues	$9,208	$9,207	$9,195
Operating expenses:			
Compensation and benefits	2,850	2,729	2,772
Purchased services	1,084	1,024	1,051
Depreciation and amortization	909	895	897
Equipment rents	740	742	752
Fuel	973	932	700
Materials and other	897	777	818
Total operating expenses	7,453	7,099	6,990
Operating income	1,755	2,108	2,205
Interest expense	463	453	387
Other (income) expense, net	110	70	(1)
Income before income taxes and extraordinary charge	1,182	1,585	1,819
Income tax expense	445	605	682
Income before extraordinary charge	737	980	1,137
Extraordinary charge, net	6	–	–
Net income	$ 731	$ 980	$1,137
Earnings per share:			
Basic earnings per share (before extraordinary charge)	$ 1.90	$ 2.38	$ 2.46
Basic earnings per share (after extraordinary charge)	$ 1.89	$ 2.38	$ 2.46
Diluted earnings per share (before extraordinary charge)	$ 1.89	$ 2.36	$ 2.44
Diluted earnings per share (after extraordinary charge)	$ 1.87	$ 2.36	$ 2.44
Average shares (in millions):			
Basic	387.3	412.1	463.2
Dilutive effect of stock awards	3.4	3.1	3.6
Diluted	390.7	415.2	466.8

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Burlington Northern Santa Fe Corporation and Subsidiaries

(Dollars in millions, shares in thousands)

December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 26	$ 11
Accounts receivable, net	172	314
Materials and supplies	191	220
Current portion of deferred income taxes	306	299
Other current assets	28	132
Total current assets	723	976
Property and equipment, net	23,110	22,369
Other assets	888	1,030
Total assets	$24,721	$24,375
Liabilities And Stockholders' Equity		
Current liabilities:		
Accounts payable and other current liabilities	$ 1,873	$ 1,954
Long-term debt due within one year	288	232
Total current liabilities	2,161	2,186
Long-term debt and commercial paper	6,363	6,614
Deferred income taxes	6,731	6,422
Casualty and environmental liabilities	423	430
Employee merger and separation costs	216	262
Other liabilities	978	981
Total liabilities	16,872	16,895
Commitments and contingencies (see Notes 3, 9 and 11)		
Stockholders' equity:		
Common stock, $0.01 par value 600,000 shares authorized;		
492,818 shares and 486,637 shares issued, respectively	5	5
Additional paid-in-capital	5,584	5,428
Retained earnings	5,048	4,505
Treasury stock, at cost, 107,041 shares and 95,045 shares, respectively	(2,745)	(2,413)
Unearned compensation	(34)	(35)
Accumulated other comprehensive loss	(9)	(10)
Total stockholders' equity	7,849	7,480
Total liabilities and stockholders' equity	$24,721	$24,375

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements Of Cash Flows

Burlington Northern Santa Fe Corporation and Subsidiaries

(Dollars in millions)

Year Ended December 31,	2001	2000	1999
Operating Activities			
Net income	$ 731	$ 980	$ 1,137
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	909	895	897
Deferred income taxes	302	353	444
Extraordinary charge	9	–	–
Employee merger and separation costs paid	(55)	(58)	(93)
Other, net	82	33	(112)
Changes in current assets and liabilities:			
Accounts receivable, net	142	83	127
Materials and supplies	29	35	(11)
Other current assets	103	(66)	(32)
Accounts payable and other current liabilities	(55)	62	67
Net cash provided by operating activities	2,197	2,317	2,424
Investing Activities			
Capital expenditures	(1,459)	(1,399)	(1,788)
Other, net	(105)	(281)	(152)
Net cash used for investing activities	(1,564)	(1,680)	(1,940)
Financing Activities			
Net (decrease) increase in commercial paper and bank borrowings	(226)	169	(23)
Proceeds from issuance of long-term debt	400	1,125	679
Payments on long-term debt	(380)	(260)	(293)
Dividends paid	(190)	(206)	(224)
Proceeds from stock options exercised	113	13	121
Purchase of BNSF common stock	(317)	(1,496)	(688)
Other, net	(18)	7	(59)
Net cash used for financing activities	(618)	(648)	(487)
Increase (decrease) in cash and cash equivalents	15	(11)	(3)
Cash and cash equivalents:			
Beginning of year	11	22	25
End of year	$ 26	$ 11	$ 22
Supplemental Cash Flow Information			
Interest paid, net of amounts capitalized	$ 494	$ 447	$ 385
Income taxes paid, net of refunds	$ 102	$ 304	$ 138

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements Of Changes In Stockholders' Equity

Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands, dollars in millions, except per share data)

	Common Shares	Treasury Shares	Common Stock and Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1998	477,436	(6,961)	$ 5,218	$ 2,811	$ (206)	$ (31)	$ (8)	$ 7,784
Comprehensive income:								
Net income			–	1,137	–	–	–	1,137
Minimum pension liability adjustment, net of tax expense of $0.5			–	–	–	–	1	1
Total comprehensive income			–	1,137	–	–	1	1,138
Common stock dividends, $0.48 per share	–	–	–	(222)	–	–	–	(222)
Adjustments associated with unearned compensation, restricted stock	811	(332)	14	–	–	2	–	16
Exercise of stock options and related tax benefit of $28	6,325	(600)	163	–	(19)	–	–	144
Purchase of BNSF common stock	–	(22,120)	–	–	(688)	–	–	(688)
Balance at December 31, 1999	484,572	(30,013)	5,395	3,726	(913)	(29)	(7)	8,172
Comprehensive income:								
Net income			–	980	–	–	–	980
Minimum pension liability adjustment, net of tax benefit of $1.5			–	–	–	–	(3)	(3)
Total comprehensive income			–	980	–	–	(3)	977
Common stock dividends, $0.48 per share	–	–	–	(197)	–	–	–	(197)
Adjustments associated with unearned compensation, restricted stock	808	(297)	14	–	–	(6)	–	8
Exercise of stock options and related tax benefit of $8.6	1,257	(154)	24	–	(4)	–	–	20
Shares issued from treasury	–	2	–	–	–	–	–	–
Shareholder rights redemption	–	–	–	(4)	–	–	–	(4)
Purchase of BNSF common stock	–	(64,583)	–	–	(1,496)	–	–	(1,496)
Balance at December 31, 2000	486,637	(95,045)	5,433	4,505	(2,413)	(35)	(10)	7,480
Comprehensive income:								
Net income			–	731	–	–	–	731
Cumulative effect of adoption of SFAS No. 133, net of tax expense of $36			–	–	–	–	58	58
Gain on derivative instruments, included in net income, net of tax expense of $18			–	–	–	–	(30)	(30)
Change in fair value of derivative instruments, net of tax benefit of $18			–	–	–	–	(29)	(29)
Minimum pension liability adjustment, net of tax expense of $1.3			–	–	–	–	2	2
Total comprehensive income			–	731	–	–	1	732
Common stock dividends, $0.48 per share	–	–	–	(188)	–	–	–	(188)
Adjustments associated with unearned compensation, restricted stock	899	(86)	15	–	–	1	–	16
Exercise of stock options and related tax benefit of $17	5,282	(478)	141	–	(15)	–	–	126
Purchase of BNSF common stock	–	(11,432)	–	–	(317)	–	–	(317)
Balance at December 31, 2001	492,818	(107,041)	$5,589	$5,048	$(2,745)	$(34)	$ (9)	$7,849

See accompanying Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements Burlington Northern Santa Fe Corporation And Subsidiaries

1. The Company

Burlington Northern Santa Fe Corporation, including its majority-owned subsidiaries (collectively, BNSF or Company), is engaged primarily in railroad transportation through its principal subsidiary, The Burlington Northern and Santa Fe Railway Company (BNSF Railway), which operates one of the largest railroad networks in North America with approximately 33,000 route miles covering 28 states and two Canadian provinces. Through one operating transportation services segment, BNSF Railway transports a wide range of products and commodities including the transportation of Consumer and Industrial Products, Coal, and Agricultural Products, derived from manufacturing, agricultural and natural resource industries, which constituted 37 percent, 23 percent, 23 percent and 17 percent, respectively, of total revenues for the year ended December 31, 2001.

2. Accounting Policies

Principles Of Consolidation

The consolidated financial statements include the accounts of BNSF, including its principal subsidiary BNSF Railway, all of which are separate legal entities. All significant intercompany accounts and transactions have been eliminated.

Use Of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

Revenue Recognition

Transportation revenues are recognized based upon the proportion of service provided as of the balance sheet date. Revenues from ancillary services are recognized when performed.

Cash And Cash Equivalents

All short-term investments with original maturities of less than 90 days are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value because of the short maturity of these instruments.

Materials And Supplies

Materials and supplies, which consist mainly of rail, ties and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at the lower of average cost or market.

Property And Equipment, Net

Property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. Upon normal sale or retirement of depreciable railroad property, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. Significant premature retirements and the disposal of land and non-rail property are recorded as gains or losses at the time of their occurrence.

The Company self-constructs portions of its track structure and rebuilds certain classes of rolling stock. In addition to direct labor and material, certain indirect costs are capitalized. Expenditures which significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. Property and equipment are stated at cost.

The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are typically capitalized. Research, preliminary project, operations, maintenance and training costs are charged to operating expense when the work is performed.

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

Personal Injury Claims

Personal injury liabilities are estimated on an actuarial basis. Incurred but not reported liabilities are included in the estimates based on historical experience. Estimates for these liabilities are not discounted.

Stock Options

The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense is recognized for its fixed stock option plans as the exercise price equals the stock price on the date of grant.

Reclassifications

Certain comparative prior year amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported operating income and net income.

3. Hedging Activities

On January 1, 2001, BNSF adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and recorded a cumulative transition benefit of $58 million, net of tax, to Accumulated Other Comprehensive Income (AOCI). The standard requires that all derivatives be recorded on the balance sheet at fair value and establishes criteria for documentation and measurement of hedging activities.

The Company currently uses derivatives to hedge against increases in diesel fuel prices and interest rates as well as to convert a portion of its fixed-rate long-term debt to floating-rate debt. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS No. 133, is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in AOCI as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings.

BNSF monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

Fuel

Fuel costs represented 13 percent of total operating expenses during 2001 and 2000. Due to the significance of diesel fuel expenses to the operations of BNSF and the historical volatility of fuel prices, the Company maintains a program to hedge against fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes by entering into fuel-hedge instruments based on management's evaluation of current and expected diesel fuel price trends. However, to the extent the Company hedges portions of its fuel purchases, it may not realize the impact of decreases in fuel prices. Conversely, to the extent the Company does not hedge portions of its fuel purchases, it may be adversely affected by increases in fuel prices. Based on annualized fuel consumption during 2001 and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 million of additional fuel expense on an annual basis.

The fuel-hedging program includes the use of derivatives that are accounted for as cash flow hedges. As of December 31, 2001, BNSF had entered into fuel swap agreements utilizing Gulf Coast #2 heating oil to hedge the equivalent of approximately 296 million gallons of diesel fuel at an average price of approximately 57 cents per gallon. Additionally, as of December 31, 2001, BNSF had entered into costless collar agreements effective through 2002 for the equivalent of approximately 50 million gallons of diesel fuel at an average call price of approximately 65 cents per gallon and an average put price of approximately 57 cents per gallon. The above prices do not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel. At December 31, 2001, BNSF's fuel-hedging program covered an average of 31 percent of estimated fuel purchases for 2002. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period.

As a result of adopting SFAS No. 133, the Company recorded a cumulative transition benefit of $56 million, net of tax, to AOCI related to deferred gains on transactions as of January 1, 2001. Subsequent changes in fair value for the effective portion of derivatives qualifying as hedges are recognized in Other Comprehensive Income (OCI) until the purchase of the related hedged item is recognized in earnings, at which time changes in fair value previously recorded in OCI are reclassified to earnings and recognized in fuel expense. During 2001, the Company recognized a loss of approximately $100 thousand related to the ineffective portion of derivatives in fuel expense. At December 31, 2001, AOCI includes a pretax loss of $4 million, all of which relates to derivative transactions that will expire throughout 2002. Settled fuel-hedging contracts are a $3 million payable and a $50 million receivable at December 31, 2001 and 2000, respectively, and are recorded in working capital.

BNSF measures the fair value of fuel swaps from daily forward price data provided by various external counterparties. To value a fuel swap, the Company uses a three-month average of forward Gulf Coast #2 heating oil prices for the period hedged. The fair value of fuel costless collars is calculated and provided by the corresponding counterparty.

Interest Rate

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances as well as to convert a portion of its fixed-rate long-term debt to floating-rate debt. The Company uses interest rate swaps as part of its interest rate risk management strategy.

The cumulative transition benefit of adopting SFAS No. 133 as of January 1, 2001, included $2 million, net of tax, related to deferred gains on closed-out derivatives which were used to lock the treasury rate on anticipated borrowings. The deferred gains for cash flow hedges in AOCI are being amortized to interest expense over the amount remaining in AOCI.

As discussed in Note 9, at the time of issuing the $300 million of 7.88 percent notes and the $200 million of 8.13 percent debentures in April 2000, the Company closed out two treasury lock transactions, each in an amount of $100 million, at gains of approximately $9 million and $13 million, respectively. These gains have been deferred and are being amortized to interest expense over the lives of the notes and the debentures, respectively.

Also discussed in Note 9, at the time of issuing the $275 million of 7.95 percent debentures in August 2000 and the $300 million of 7.13 percent notes in December 2000, the Company closed out two treasury lock transactions, each in an amount of $100 million, at gains of $8 million and $5 million, respectively. These gains have been deferred and are being amortized to interest expense over the lives of the debentures and notes, respectively.

Cash Flow Hedges The Company uses interest rate swaps to fix the LIBOR component of commercial paper. These swaps are accounted for as cash flow hedges under SFAS No. 133 and qualify for the short cut method of recognition. As of December 31, 2001, BNSF had entered into five separate interest rate swaps to fix the LIBOR component of $200 million of commercial paper at an average rate of 3.86 percent. The average floating rate BNSF received on the swaps, which fluctuates monthly, was 1.95 percent as of December 31, 2001. These swaps will expire in 2002 and 2003. As of December 31, 2001, AOCI included a pretax loss of $2 million related to the fair value of these interest rate swaps.

Fair Value Hedges The Company also enters into interest rate swaps to convert fixed-rate debt to floating-rate debt. These swaps are accounted for as fair value hedges under SFAS No. 133. These fair value hedges qualify for the short cut method of recognition and, therefore, no portion of the swaps is treated as ineffective. As of December 31, 2001, BNSF had entered into five separate swaps on a notional amount of $500 million in which it pays an average floating rate, which fluctuates quarterly, based on LIBOR. The average floating rate to be paid by BNSF as of December 31, 2001, was 4.16 percent and the average fixed rate BNSF is to receive is 7.13 percent. These swaps expire in 2004, 2005 and 2007. As of December 31, 2001, BNSF recorded an asset of $2 million in Other Current Assets for the fair value of these swaps.

BNSF's measurement of the fair value of interest rate swaps is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements.

4. Other (Income) Expense, Net

Other (income) expense, net includes the following (in millions):

Year Ended December 31,	2001	2000	1999
Gain on property dispositions	$ (20)	$(29)	$(26)
Write-down of non-rail investments	75	–	–
Accounts receivable sale fees	30	40	33
Merger costs	–	20	–
Deferred gain on prior period line sale	–	–	(50)
Miscellaneous, net	25	39	42
Total	$110	$ 70	$ (1)

Losses recognized in 2001 related to non-rail investments consisted primarily of FreightWise, Inc., an Internet transportation exchange; Pathnet Telecommunications, Inc., a telecommunications venture; a decline in the cash surrender value of company owned life insurance policies; and a portfolio of other non-core real-estate investments.

In 1999, BNSF and Canadian National Railway Company (CN) entered into an agreement to combine the two companies. In 2000, BNSF and CN announced their mutual termination of the combination agreement with neither party paying any break-up fees. Due to the termination, the Company recorded $20 million pretax in costs related to the combination. These costs would have been included as part of the purchase price had the combination been consummated.

BNSF recognized a $50 million deferred gain in 1999 in connection with the sale of rail lines in southern California in 1992 and 1993 that was partially offset by $13 million of costs related to those sales.

5. Income Taxes

Income tax expense was as follows (in millions):

Year Ended December 31,	2001	2000	1999
Current:			
Federal	$130	$225	$213
State	11	27	25
Total current	141	252	238
Deferred:			
Federal	260	303	376
State	44	50	68
Total deferred	304	353	444
Total	$445	$605	$682

Reconciliation of the federal statutory income tax rate to the effective tax rate was as follows:

Year Ended December 31,	2001	2000	1999
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.0	3.2	3.3
Other, net	(0.3)	–	(0.8)
Effective tax rate	37.7%	38.2%	37.5%

The components of deferred tax assets and liabilities were as follows (in millions):

December 31,	2001	2000
Deferred tax liabilities:		
Depreciation and amortization	$(6,671)	$(6,382)
Other	(458)	(477)
Total deferred tax liabilities	(7,129)	(6,859)
Deferred tax assets:		
Casualty and environmental	274	273
Employee merger and separation costs	105	119
Post-retirement benefits	99	95
Other	226	249
Total deferred tax assets	704	736
Net deferred tax liability	$(6,425)	$(6,123)
Noncurrent deferred income tax liability	$(6,731)	$(6,422)
Current deferred income tax asset	306	299
Net deferred tax liability	$(6,425)	$(6,123)

The federal income tax returns of BNSF's predecessor companies, Burlington Northern Inc. (BNI) and Santa Fe Pacific Corporation (SFP) have been examined through 1994 and the merger date in September 1995, respectively. All years prior to 1992 for BNI and 1993 for SFP are closed. Issues relating to the years 1992 through 1994 for BNI and for years 1993 through the merger date September 1995 for SFP are being contested through various stages of administrative appeal. BNSF is currently under Internal Revenue Service examination for years 1995 through 1999. In addition, BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 2001.

6. Accounts Receivable, Net

BNSF maintains an allowance for uncollectible accounts receivable. At December 31, 2001 and 2000, $65 million and $49 million, respectively, of such allowances had been recorded.

BNSF Railway, through a special purpose subsidiary, sells variable rate certificates that mature in 2002 under its accounts receivable sales program (A/R sales program). The certificates evidence undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of BNSF Railway's accounts receivable that are used to support the certificates. In 2001, BNSF Railway increased capacity to sell variable rate certificates under the A/R sales program by $100 million to $700 million.

Certificates outstanding under the A/R sales program were $625 million and $600 million at December 31, 2001 and 2000, respectively, which provided $25 million of cash for 2001. These certificates were supported by $844 million of receivables at December 31, 2001, and $882 million of receivables at December 31, 2000. When BNSF sells these receivables to the master trust, it retains an undivided interest in the receivables sold. Due to a relatively short collection cycle, the fair value of this undivided interest is calculated as the gross amount of receivables less an allowance for uncollectible accounts. At December 31, 2001 and 2000, BNSF's retained interest in these receivables totaled $219 million and $282 million, respectively, less the normal allowances for uncollectible accounts. The retained interest in 2001 and 2000 reflects the total receivables sold less $625 million and $600 million, respectively, of receivables derecognized in connection with the sale of the certificates. The investors in the master trust have no recourse to BNSF Railway's other assets.

BNSF Railway has retained the collection responsibility with respect to the accounts receivable. The costs of the sales of receivables to the master trust vary monthly relative to certain interest rates. These costs are included in Other (Income) Expense, Net. The costs of these sales in 2001 and 2000 were $30 million and $40 million, respectively. These costs were based on weighted average interest rates of 4.8 percent in 2001 and 6.7 percent in 2000. Proceeds from collections reinvested in the A/R sales program were approximately $10 billion in both 2001 and 2000.

BNSF's A/R sales program includes a provision that allows the institutions participating in this program, at their option, to cancel the program if BNSF Railway's senior unsecured credit rating falls below investment grade. Upon cancellation, BNSF would not be able to sell additional receivables under this program. If such event were to occur, BNSF would have sufficient liquidity remaining under its revolving credit agreements to fund the full amount of securities outstanding under the A/R sales program at December 31, 2001. The Company is not aware of any pending significant adverse changes to credit ratings that would cause BNSF Railway to fall below investment grade.

7. Property And Equipment, Net

Property and equipment, net (in millions), and the weighted average annual depreciation rate (%) were as follows:

December 31,	2001	2000	2001 Depreciation Rate
Land	$ 1,430	$ 1,420	– %
Track structure	12,455	11,900	3.9
Other roadway	9,426	9,137	2.5
Locomotives	2,759	2,799	5.7
Freight cars and other equipment	1,719	1,821	5.0
Computer hardware and software	266	362	16.2
Total cost	28,055	27,439	
Less accumulated depreciation and amortization	(4,945)	(5,070)	
Property and equipment, net	$23,110	$22,369	

The consolidated balance sheets at December 31, 2001 and 2000, included $1,202 million and $1,195 million, respectively, for property and equipment under capital leases, primarily for locomotives.

8. Accounts Payable And Other Current Liabilities

Accounts payable and other current liabilities consisted of the following (in millions):

December 31,	2001	2000
Compensation and benefits payable	$ 354	$ 352
Casualty and environmental liabilities	237	229
Tax liabilities	180	143
Rents and leases	166	142
Accounts payable	160	212
Contract allowances	127	109
Accrued interest	118	114
Employee merger and separation costs	58	49
Other	473	604
Total	$1,873	$1,954

9. Debt

Debt outstanding was as follows (in millions):

December 31,	2001	2000
Notes and debentures, weighted average rate of 6.8 percent, due 2002 to 2097	$4,500	$4,294
Equipment obligations, weighted average rate of 7.3 percent, due 2002 to 2016	677	742
Capitalized lease obligations, weighted average rate of 6.6 percent, due 2002 to 2016	672	736
Mortgage bonds, weighted average rate of 7.9 percent, due 2002 to 2047	425	467
Commercial paper, 2.1 percent, variable	416	567
Bank borrowings	–	74
Unamortized discount and other, net	(39)	(34)
Total	6,651	6,846
Less current portion of long-term debt	(288)	(232)
Long-term debt	$6,363	$6,614

Certain BNSF Railway properties and other assets are subject to liens securing $425 million of mortgage debt. Certain locomotives and rolling stock of BNSF Railway are subject to equipment obligations and capital leases.

Aggregate long-term debt scheduled maturities for 2002 through 2006 are $288 million, $144 million, $252 million, $860 million (including commercial paper of $416 million) and $430 million, respectively. Maturities in 2003 exclude $175 million of 6.53 percent notes due 2037, which may be redeemed in 2003 at the option of the holder. There were no bank borrowings outstanding at December 31, 2001. BNSF had bank borrowings outstanding at December 31, 2000, with maturity values of $75 million and interest rates similar to commercial paper which, upon maturity, was replaced with commercial paper or other bank borrowings.

The carrying amounts of BNSF's long-term debt and commercial paper at December 31, 2001 and 2000, were $6,651 million and $6,846 million, respectively, while the estimated fair values at December 31, 2001 and 2000, were $6,871 million and $6,804 million, respectively. The fair value of BNSF's long-term debt is primarily based on quoted market prices for the same or similar issues or on the current rates that would be offered to BNSF for debt of the same remaining maturities. The carrying amount of commercial paper and bank debt approximates fair value because of the short maturity of these instruments.

Notes And Debentures

In March 2001, $100 million of 33-year remarketable bonds issued in 1998 were called by the holder of the call option. BNSF subsequently purchased the option from the holder and retired the bonds, and incurred an extraordinary loss of $6 million, net of tax, due to early retirement. Additionally in March 2001, BNSF issued a $12 million, 5.96 percent note due April 2004.

In May 2001, the Company increased the amount of debt securities under its shelf registration, enabling it to issue debt securities in one or more series at an aggregate offering price not to exceed $1 billion, and issued $400 million of 6.75 percent notes due July 15, 2011. The net proceeds of the debt issuance were used for general corporate purposes including the repayment of outstanding commercial paper. Subsequent to this debt issuance, the Company had $600 million of capacity under the May 2001 shelf registration statement.

In December 2001, BNSF entered into five separate interest rate swaps to convert $500 million of fixed-rate debt to floating-rate debt. The average floating rate to be paid by BNSF as of December 31, 2001, on the five swaps was 4.16 percent, and the average fixed rate BNSF is to receive is 7.13 percent. The floating rate fluctuates quarterly. These swaps expire in 2004, 2005 and 2007.

In February 2000, a put option on $100 million of medium-term notes paying a coupon of 6.10 percent was exercised by the holders and the Company repaid the holders primarily with proceeds from the issuance of commercial paper.

In April 2000, BNSF issued $300 million of 7.88 percent notes due April 2007 and $200 million of 8.13 percent debentures due April 2020. The net proceeds of the debt issuance were used for general corporate purposes including the repayment of outstanding commercial paper which increased primarily as a result of higher share repurchases. At the time of issuing the $300 million of 7.88 percent notes and the $200 million of 8.13 percent debentures discussed above, the Company closed out two treasury lock transactions, each in an amount of $100 million, at gains of approximately $9 million and $13 million, respectively, which have been deferred and are being amortized to interest expense over the lives of the notes and the debentures, respectively.

In August 2000, BNSF issued $275 million of 7.95 percent debentures due August 2030. The net proceeds were used for general corporate purposes including the repayment of outstanding commercial paper, which increased primarily as a result of higher share repurchases. At the time of issuing these debentures, the Company closed out a treasury lock transaction in the amount of $100 million at a gain of approximately $8 million which has been deferred and is being amortized to interest expense over the 30-year life of the debentures.

In December 2000, BNSF issued $300 million of 7.13 percent notes due December 2010. The net proceeds were used for general corporate purposes including the repayment of outstanding commercial paper, which increased primarily as a result of higher share repurchases. At the time of issuing these notes, the Company closed out a treasury lock transaction in the amount of $100 million at a gain of approximately $5 million which has been deferred and is being amortized to interest expense over the 10-year life of the notes.

Equipment Obligations

In April 2000, BNSF Railway issued $50 million of privately placed debt collateralized by locomotives that were acquired in 1999. This debt carries an interest rate of 7.77 percent and has annual maturities through 2015.

Commercial Paper And Bank Borrowings

BNSF issues commercial paper from time to time which is supported by bank revolving credit agreements. At December 31, 2001 and 2000, there were no bank borrowings against the revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements allow borrowings of up to $1.75 billion. Borrowing rates are based upon: (i) LIBOR plus a spread determined by BNSF's senior unsecured debt ratings, (ii) money market rates offered at the option of the lenders, or (iii) an alternate base rate. The Company generally classifies commercial paper as long-term to the extent of its borrowing capacity under these facilities. The commitments of the lenders under the short-term agreement allow borrowings of up to $1.0 billion and are scheduled to expire in June 2002. The Company has the ability to have any amounts then outstanding mature as late as June 2003. The remaining $750 million of commitments of the lenders under the long-term agreement are scheduled to expire in June 2005. Annual facility fees for the short-term and long-term facilities are currently 0.1 percent and 0.125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings.

In April 2001, BNSF entered into an interest rate swap to fix the LIBOR component of $100 million of commercial paper at 4.59 percent. The effective date of the swap is April 19, 2001, and it will expire on April 19, 2002.

In September 2001, BNSF entered into three separate interest rate swaps of $25 million each to fix the LIBOR component of $75 million of commercial paper at an average rate of 3.26 percent. Each swap has a term of 18 months with monthly resets of the floating interest rate. These swaps will expire in March 2003.

In October 2001, BNSF entered into an interest rate swap to fix the LIBOR component of $25 million of commercial paper at 2.77 percent. The effective date of this swap was October 5, 2001, and it will expire on April 7, 2003.

The maturity value of commercial paper outstanding at December 31, 2001 and 2000, was $416 million and $573 million, respectively, leaving a total remaining capacity available under the revolving credit agreements of $1,334 million and $1,177 million as of December 31, 2001 and 2000, respectively. BNSF must maintain compliance with certain financial covenants under its revolving credit agreements. At December 31, 2001, the Company was in compliance.

Other

Santa Fe Pacific Pipelines, Inc., an indirect wholly-owned subsidiary of BNSF, in connection with its remaining 0.50 percent special limited partner interest in SFPP, L.P., is contingently liable for $190 million of certain Kinder Morgan Energy Partners, L.P. debt.

BNSF and another major railroad jointly and severally guarantee $75 million of debt of KCT Intermodal Transportation Corporation, the proceeds of which were used to finance the construction of a double track grade separation bridge in Kansas City, Missouri, operated and used by Kansas City Terminal Railway Company (KCTRC). BNSF has a 25 percent ownership in KCTRC and accounts for its interest using the equity method of accounting.

During 2001, the Company entered into agreements to form a partnership (the Partnership) with subsidiaries of three chemical manufacturing companies that ship their products on the BNSF Railway. The purpose of this Partnership is to construct and operate a 13-mile railroad which will service several chemical and plastics manufacturing facilities in the Houston, Texas, area. BNSF owns a 48 percent limited partnership interest and a one percent general partnership interest in the Partnership and will act as the general partner and operator of this facility. The Company has agreed to guarantee debt incurred by the Partnership, which is expected to be approximately $85 million in connection with the construction of this line, and will provide up to $15 million of interim financing during the construction period. As of December 31, 2001, BNSF had no guarantees outstanding under this agreement and had advanced approximately $6 million to the Partnership under the interim financing arrangement.

BNSF guarantees $14 million of other debt and leases related to various facilities.

BNSF does not expect to perform under the above guarantees in the foreseeable future.

10. Employee Merger And Separation Costs

Employee merger and separation costs activity was as follows (in millions):

	2001	2000	1999
Beginning balance at January 1,	**$310**	$356	$474
Accruals	**30**	22	29
Payments	**(55)**	(58)	(93)
Other	**(11)**	(10)	(54)
Ending balance at December 31,	**$274**	$310	$356

Employee merger and separation liabilities of $274 million and $310 million are included in the consolidated balance sheets at December 31, 2001 and 2000, respectively, and principally represent: (i) employee-related severance costs for the consolidation of clerical functions, material handlers in mechanical shops and trainmen on reserve boards; (ii) deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; and (iii) certain non-union employee severance costs. Employee merger and separation expenses are recorded in Materials and Other in the consolidated income statements. At December 31, 2001, $58 million of the remaining liabilities are included in current liabilities for anticipated costs to be paid in 2002.

During the fourth quarter of 2001, the Company recorded a $66 million charge including $61 million for workforce reduction related costs. Of the $61 million, $30 million was recorded in Employee Merger and Separation Costs and $31 million was recorded for benefits to be received under the Company's retirement and medical plans.

Consolidation Of Clerical Functions

Liabilities related to the consolidation of clerical functions were $69 million and $96 million at December 31, 2001 and 2000, respectively, and primarily provide for severance costs associated with the clerical consolidation plan adopted in 1995 upon consummation of the business combination of BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The consolidation plan resulted in the elimination of approximately 1,500 permanent positions and was substantially completed during 1999.

In 2001, 2000 and 1999, the Company recorded $6 million, $10 million and $54 million, respectively, of reversals for certain liabilities associated with the consolidation plan. These liabilities related to planned workforce reductions that are no longer required due to the Company's ability to place certain identified employees in alternate positions. The remaining liability balance at December 31, 2001, represents benefits to be paid to affected employees who did not receive lump-sum payments, but instead will be paid over five to ten years or in some cases through retirement.

In the fourth quarter of 2001, the Company recorded a charge of $9 million of costs related to the reduction of approximately 40 material handlers and other clerical positions. In the second quarter of 2000, the Company recorded a charge of $17 million for severance, medical and other benefit costs related to approximately 140 material handlers in mechanical shops. Liabilities remaining at December 31, 2001, related to this program reflect elections to receive payments over the next several years rather than lump-sum payments.

Conductors, Trainmen And Locomotive Engineers
Liabilities related to deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers were $170 million and $183 million at December 31, 2001 and 2000, respectively. These costs were primarily incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules. In 2001, the Company recorded a $5 million reversal of certain deferred benefits payable to reflect a change in estimates.

In the second quarter of 2000, the Company incurred $3 million of costs for severance, medical and other benefit costs for approximately 50 trainmen on reserve boards. The remaining reserve of less than $100 thousand at December 31, 2001, will be paid during the next year to severed employees who elected to receive their payments over time.

Non-Union Employee Severance
Liabilities principally related to certain remaining non-union employee severances resulting from the fourth quarter 2001 workforce reduction, the second quarter 1999 reorganization, and the Merger were $35 million and $30 million at December 31, 2001 and 2000, respectively. These costs will be paid over the next several years based on deferral elections made by the employees.

During the fourth quarter of 2001, the Company reduced 400 positions through severances, normal attrition and the elimination of contractors. The Company recorded $21 million of expense for severance, medical and other benefits associated with the costs of terminating 360 employees and approximately $31 million for benefits to be received under the Company's retirement and medical plans. Substantially all of these planned reductions were completed at December 31, 2001.

In the second quarter of 2000, the Company incurred $2 million of costs for severance, medical and other benefit costs for ten involuntarily terminated non-union positions. These planned reductions were completed at December 31, 2000.

In the second quarter of 1999, the Company incurred $45 million of reorganization costs for severance, pension, medical and other benefit costs for approximately 325 involuntarily terminated non-union employees. Components of the costs include approximately $29 million relating to severance costs for non-union employees and approximately $16 million for benefits to be received under the Company's retirement and medical plans. Substantially all of the planned reductions were made by September 30, 1999.

11. Commitments And Contingencies

Lease Commitments

BNSF has substantial lease commitments for locomotives, freight cars, trailers and containers, office buildings and other property, and many of these leases provide the option to purchase the leased item at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments (which reflect leases having non-cancelable lease terms in excess of one year) as of December 31, 2001, are summarized as follows (in millions):

December 31,	Capital Leases	Operating Leases
2002	$107	$ 404
2003	107	394
2004	107	375
2005	103	344
2006	102	324
Thereafter	330	3,346
Total	856	$5,187
Less amount representing interest	184	
Present value of minimum lease payments	$672	

Lease rental expense for all operating leases was $432 million, $424 million and $435 million for the years ended December 31, 2001, 2000 and 1999, respectively. Contingent rentals and sublease rentals were not significant.

Casualty And Environmental

Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). FELA's system of requiring the finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to significant increases in expense in past years. BNSF has implemented a number of safety programs to reduce the number of personal injuries as well as the associated claims and personal injury expense. BNSF made payments for personal injuries of approximately $173 million, $178 million and $179 million in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the Company had recorded liabilities of $458 million and $436 million, respectively, related to both asserted and unasserted personal injury claims.

The Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental cleanup and enforcement actions. In particular, the Federal

Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. BNSF has been notified that it is a potentially responsible party (PRP) for study and cleanup costs at approximately 30 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the cleanup of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

Environmental costs include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restoration of sites determined to be contaminated. Liabilities for environmental cleanup costs are initially recorded when BNSF's liability for environmental cleanup is both probable and a reasonable estimate of associated costs can be made. Adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. BNSF conducts an ongoing environmental contingency analysis, which considers a combination of factors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for cleanup, and historical trend analyses.

BNSF is involved in a number of administrative and judicial proceedings and other mandatory cleanup efforts at approximately 390 sites, including the Superfund sites, at which it is participating in the study or cleanup, or both, of alleged environmental contamination. BNSF paid approximately $72 million, $49 million and $67 million during 2001, 2000 and 1999, respectively, for mandatory and unasserted cleanup efforts, including amounts expended under federal and state voluntary cleanup programs. BNSF has recorded liabilities for remediation and restoration of all known sites of $202 million at December 31, 2001, compared with $223 million at December 31, 2000. BNSF anticipates that the majority of the accrued costs at December 31, 2001, will be paid over the next five years. No individual site is considered to be material.

Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total cleanup costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in cleanup efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes it is unlikely any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's results of operations, financial position or liquidity.

Other Commitments

In the normal course of business, the Company enters into long-term contractual requirements for future goods and services needed for the operations of the business. Such commitments are not in excess of expected requirements and are not reasonably likely to result in performance penalties or payments that would have a material adverse affect on the Company's liquidity.

Other Claims And Litigation

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the results of operations, financial position or liquidity of BNSF; although, an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

12. Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on basic earnings per share adjusted for the effect of potential common shares outstanding that were dilutive during the period, arising from employee stock awards and incremental shares calculated using the treasury stock method.

Weighted average stock options totaling 13.3 million, 8.5 million, 26.5 million and 26.2 million for the first, second, third and fourth quarters of 2001, respectively, 25.0 million, 35.6 million, 35.3 million and 31.6 million for the first, second, third and fourth quarters of 2000, respectively, and 8.9 million and 21.4 million for the third and fourth quarters of 1999, respectively, were not included in the computation of diluted earnings per share, because the options' exercise price exceeded the average market price of the Company's stock for those periods.

13. Retirement Plans And Other Postemployment Benefit Plans

BNSF sponsors two significant defined benefit pension plans: a funded, noncontributory qualified BNSF Retirement Plan, which covers substantially all non-union employees, and an unfunded, nonqualified BNSF Supplemental Retirement Plan, which covers certain officers and other employees. The benefits under BNSF's plans are based on years of credited service and the highest five-year average compensation levels. BNSF's funding policy is to contribute annually not less than the regulatory minimum and not more than the maximum amount deductible for income tax purposes.

Certain salaried employees of BNSF that have met certain age and years of service requirements are eligible for medical benefits and life insurance coverage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only. BNSF's policy is to fund benefits payable under the medical and life insurance plans as they come due. Employees beginning salaried employment with BNSF subsequent to September 22, 1995, are not eligible for benefits under these plans.

Components of the net benefit costs for these plans were as follows (in millions):

	Pension Benefits			Medical and Life Benefits		
December 31,	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 13**	$ 13	$ 15	**$ 4**	$ 4	$ 5
Interest cost	**102**	100	100	**18**	18	17
Expected return on plan assets	**(136)**	(129)	(126)	**–**	–	–
Curtailments/settlements	**10**	–	–	**3**	–	–
Special termination benefits	**18**	–	10	**–**	–	6
Actuarial loss	**1**	–	–	**–**	–	–
Net amortization and deferred amounts	**2**	3	3	**–**	1	1
Net cost (benefit)	**$ 10**	$ (13)	$ 2	**$25**	$23	$29

The following tables show the change in benefit obligation and plan assets of the plans based on a September 30 measurement date (in millions):

	Pension Benefits		Medical and Life Benefits	
Change in Benefit Obligation	**2001**	2000	**2001**	2000
Benefit obligation at beginning of period	**$1,419**	$1,387	**$247**	$244
Service cost	**13**	13	**4**	4
Interest cost	**102**	100	**18**	18
Plan participants' contributions	**–**	–	**5**	3
Amendments	**–**	–	**–**	(7)
Actuarial loss	**68**	39	**60**	7
Curtailments/settlements	**8**	–	**3**	–
Special termination benefits	**18**	–	**–**	–
Benefits paid	**(121)**	(120)	**(23)**	(22)
Benefit obligation at end of period	**$1,507**	$1,419	**$314**	$247

	Pension Benefits		Medical and Life Benefits	
Change in Plan Assets	**2001**	2000	**2001**	2000
Fair value of plan assets at beginning of period	**$1,577**	$1,530	**$ –**	$ –
Actual return on plan assets	**(115)**	162	**–**	–
Employer contribution	**4**	5	**19**	19
Plan participants' contributions	**–**	–	**4**	3
Benefits paid	**(121)**	(120)	**(23)**	(22)
Fair value of plan assets at end of period	**$1,345**	$1,577	**$ –**	$ –

The following table shows the reconciliation of the funded status of the plans with amounts recorded in the consolidated balance sheet (in millions):

	Pension Benefits		Medical and Life Benefits	
December 31,	**2001**	2000	**2001**	2000
Funded status	**$(162)**	$ 158	**$(314)**	$(247)
Unrecognized net (gain) loss	**169**	(146)	**60**	(1)
Unrecognized prior service cost	**(6)**	(6)	**(1)**	(1)
Unamortized net transition obligation	**3**	5	**–**	–
Net amount recognized	**$ 4**	$ 11	**$(255)**	$(249)

	Pension Benefits		Medical and Life Benefits	
December 31,	**2001**	2000	**2001**	2000
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	**$ 42**	$ 45	**$ –**	$ –
Accrued benefit liability	**(50)**	(50)	**(255)**	(249)
Accumulated other comprehensive loss	**12**	16	**–**	–
Net amount recognized	**$ 4**	$ 11	**$(255)**	$(249)

The assumptions used in accounting for the BNSF plans were as follows:

	Pension Benefits		Medical and Life Benefits	
Assumptions	**2001**	2000	**2001**	2000
Discount rate	**7.0%**	7.5%	**7.0%**	7.5%
Rate of increase in compensation levels	**4.0%**	4.0%	**–**	–
Expected return on plan assets	**9.5%**	9.5%	**–**	–

For purposes of the medical and life benefits calculations for 2001, the assumed health care cost trend rate for both managed care and non-managed care medical costs is 12 percent and is assumed to decrease one percent for each future year until the ultimate rate of five percent is reached in 2008 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated post-retirement benefit obligation by $26 million and the combined service and interest components of net post-retirement benefit cost recognized in 2001 by $2 million. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated post-retirement benefit obligation by $22 million and the combined service and interest components of net post-retirement benefit cost recognized in 2001 by $2 million.

Other Plans

Under collective bargaining agreements, BNSF participates in multi-employer benefit plans which provide certain post-retirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $18 million, $15 million and $14 million, in 2001, 2000 and 1999, respectively.

Defined Contribution Plans

BNSF sponsors 401(k) thrift and profit sharing plans which cover substantially all non-union employees and certain union employees. BNSF matches 50 percent of the first six percent of non-union employees' contributions, which are subject to certain percentage limits of the employees' earnings, at each pay period. Depending on BNSF's performance, an additional matching contribution of up to 30 percent of the first six percent can be made at the end of the year. Employer contributions for all non-union employees are subject to a five-year length of service vesting schedule. BNSF's 401(k) matching expense was $14 million, $16 million and $18 million in 2001, 2000 and 1999, respectively.

14. Stock Options And Other Incentive Plans

On April 15, 1999, BNSF shareholders approved the BNSF 1999 Stock Incentive Plan and authorized 20 million shares of BNSF common stock to be issued in connection with stock options, restricted stock, restricted stock units and performance stock. On April 18, 2001, BNSF shareholders approved the amended BNSF 1999 Stock Incentive Plan, which authorized additional awards not to exceed 29 million shares of BNSF common stock to be issued in connection with stock options, restricted stock, restricted stock units and performance stock. Approximately five million common shares were available for future grant at December 31, 2001.

Stock Options

Under BNSF's stock option plans, options may be granted to officers and salaried employees at the fair market value of the Company's common stock on the date of grant. Prior to April 2001, all options generally vested in one year and expired within ten years after the date of grant. Stock option grants awarded in April 2001 vest ratably over three years and expire within ten years after the date of grant. Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its fixed stock option plans as the exercise price equals the stock price on the date of grant. Had compensation expense been determined for stock options based on the fair value at grant dates consistent with SFAS No. 123, *Accounting for Stock Based Compensation,* the Company's pro forma net income and earnings per share would have been as follows:

Year Ended December 31,	**2001**	2000	1999
Net income (in millions)	**$ 720**	$ 933	$1,092
Basic earnings per share	**$1.86**	$2.26	$ 2.36
Diluted earnings per share	**$1.84**	$2.25	$ 2.34

The pro forma amounts were estimated using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31,	**2001**	2000	1999
Weighted average expected life (years)	**4.0**	3.0	3.0
Expected volatility	**35.0%**	35.0%	30.0%
Annual dividend per share	**$0.48**	$0.48	$0.48
Risk free interest rate	**4.21%**	5.36%	6.63%
Weighted average fair value of options granted	**$8.44**	$6.70	$8.43

A summary of the status of the stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years then ended, is presented below:

	2001		2000		1999	
Year Ended December 31,	**Options**	**Weighted Average Exercise Prices**	Options	Weighted Average Exercise Prices	Options	Weighted Average Exercise Prices
Balance at beginning of year	**38,422,602**	**$27.22**	29,808,157	$27.37	28,135,869	$24.27
Granted	**7,423,682**	**29.02**	11,521,045	25.56	9,857,345	32.96
Exercised	**(5,282,337)**	**23.31**	(1,255,643)	12.73	(6,315,238)	21.24
Cancelled	**(724,651)**	**30.29**	(1,650,957)	29.95	(1,869,819)	30.94
Balance at end of year	**39,839,296**	**$28.02**	38,422,602	$27.22	29,808,157	$27.37
Options exercisable at year end	**32,893,456**	**$27.80**	26,729,220	$27.90	20,710,679	$25.00

The following table summarizes information regarding stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
$4.23 to $24.83	5,243,810	3.8 Years	$19.92	5,243,810	$19.92
$25.66 to $28.73	8,536,930	7.7 Years	$25.78	8,486,066	$25.77
$28.76 to $30.98	17,759,722	6.6 Years	$29.17	10,883,807	$29.25
$31.00 to $36.73	8,298,834	6.9 Years	$32.96	8,279,773	$32.96
$4.23 to $36.73	39,839,296	6.6 Years	$28.02	32,893,456	$27.80

Other Incentive Plans

BNSF has other long-term incentive programs in addition to stock options, which are administered separately on behalf of employees.

BNSF awarded a total of approximately 1.2 million shares of restricted stock subject to performance periods to eligible employees and directors during 1996. No cash payment is required by the individuals. The restrictions will be lifted in thirds over three years beginning on the third anniversary of the grant date if certain stock price-based performance goals are met. If, however, the performance goals are not met, the restricted shares will be forfeited. All shares still subject to restrictions are generally forfeited and returned to the plan if the employee's or director's relationship is terminated. Approximately 577 thousand restricted shares related to this award were outstanding as of December 31, 2001, and most were forfeited on January 18, 2002, as a result of stock price performance.

Under the BNSF 1999 and 1996 Stock Incentive Plans certain eligible employees may defer through the BNSF Incentive Bonus Stock Program (IBSP) the cash payment of their bonus paid under the Incentive Compensation Plan (ICP) and receive restricted stock for which restrictions lapse in three years (or in two years if certain performance goals are met). The number of restricted shares are based on the amount of bonus deferred, plus incremental shares, using the market price of BNSF common stock on the date of grant. Restricted awards granted under this program totaled approximately 162 thousand, 350 thousand and 400 thousand shares in 2001, 2000 and 1999, respectively. A total of approximately 1.1 million shares were outstanding under this and prior programs of this type on December 31, 2001.

In addition, all regularly assigned salaried employees not eligible to participate in the IBSP are eligible to participate in the BNSF Discounted Stock Purchase Program. This program allows employees to use their bonus earned under the ICP to purchase BNSF common stock at a discount from the market price and requires that the stock be restricted for a three-year period. During the years ended December 31, 2001, 2000 and 1999, approximately 7 thousand, 45 thousand and 65 thousand shares, respectively, were purchased under this program. As of December 31, 2001, 117 thousand restricted shares related to these awards were outstanding.

Additionally, the Company periodically issues time-vesting restricted shares, which generally vest ratably over three to five years. Restricted stock awards under these plans, net of forfeitures, were approximately 100 thousand and 116 thousand for the years ended December 2001 and 2000, respectively. A total of 476 thousand restricted shares related to these awards were outstanding on December 31, 2001.

On January 1, 2001, approximately 625 thousand restricted shares were granted. As of December 31, 2001, 611 thousand restricted shares related to these awards were outstanding.

Shares awarded under the plans may not be sold or used as collateral, and are generally not transferable, by the holder until the shares awarded become free of restrictions. Compensation expense was recorded under the BNSF Stock Incentive Plans in accordance with APB Opinion 25 and was not material in 2001, 2000 or 1999.

15. Common Stock And Preferred Capital Stock

Common Stock

BNSF is authorized to issue 600 million shares of common stock, $0.01 par value. At December 31, 2001, there were 385.8 million shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of stockholders. Subject to the rights and preferences of any future issuances of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors (the Board) out of funds legally available and to share ratably in all assets available for distribution to stockholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

Shareholder Rights Plan

In December 1999, the Board approved a shareholder rights plan (Rights Plan). In connection with the Rights Plan, the Board declared a dividend of one Preferred Stock Purchase Right (Right or Rights) for each outstanding share of BNSF common stock to shareholders of record on December 31, 1999. Shareholders were automatically entitled to the Rights corresponding to their shares owned. The distribution was not taxable to shareholders under current United States tax laws. Adoption of the Rights Plan was required by the terms of the proposed combination between BNSF and CN, which was terminated on July 20, 2000.

Under the Rights Plan, Rights were redeemable for $0.01 per Right, subject to adjustment, before the acquisition of control, by a person or group, of 15 percent or more of BNSF common stock. On December 7, 2000, the Board voted to redeem all Rights under the Rights Plan. As a result of the redemption, the Rights could no longer be exercised and shareholders were only entitled to receive a redemption payment of $0.01 per Right. The redemption payment was distributed on April 2, 2001, to shareholders of record as of March 12, 2001.

Preferred Capital Stock

At December 31, 2001, BNSF had 50 million shares of Class A Preferred Stock, $0.01 par value and 25 million shares of Preferred Stock, $0.01 par value available for issuance. The Board has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers, rights, and qualifications and restrictions of each series.

Share Repurchase Program

In July 1997, the Board authorized the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. In December

1999, April 2000 and September 2000, the Board authorized extensions of the BNSF share repurchase program, adding 30 million shares at each date to the total shares previously authorized bringing BNSF's share repurchase program to 120 million shares. During 2001, 2000 and 1999, the Company repurchased approximately 11 million, 65 million and 22 million shares, respectively, of its common stock at average prices of $27.76, $23.16 and $31.08 per share, respectively. Total repurchases through December 31, 2001, were 103 million shares at a total average cost of $25.74 per share, leaving 17 million shares available for repurchase out of the 120 million shares authorized.

16. Quarterly Financial Data—Unaudited

(Dollars in millions, except per share data)	Fourth	Third	Second	First
2001				
Revenues	**$2,301**	**$2,343**	**$2,271**	**$2,293**
Operating income	**$ 406**	**$ 502**	**$ 428**	**$ 419**
Net income	**$ 177**	**$ 225**	**$ 195**	**$ 134**
Basic earnings per share	**$ 0.46**	**$ 0.58**	**$ 0.50**	**$ 0.34**
Diluted earnings per share	**$ 0.46**	**$ 0.58**	**$ 0.50**	**$ 0.34**
Dividends declared per share	**$ 0.12**	**$ 0.12**	**$ 0.12**	**$ 0.12**
Common stock price:				
High	**$29.96**	**$31.66**	**$34.00**	**$31.18**
Low	**$25.01**	**$22.40**	**$27.81**	**$26.26**
2000				
Revenues	$ 2,339	$ 2,343	$ 2,261	$ 2,264
Operating income	$ 544	$ 571	$ 483	$ 510
Net income	$ 255	$ 259	$ 223	$ 243
Basic earnings per share	$ 0.65	$ 0.65	$ 0.53	$ 0.55
Diluted earnings per share	$ 0.65	$ 0.64	$ 0.53	$ 0.55
Dividends declared per share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Common stock price:				
High	$ 29.56	$ 27.44	$ 26.25	$ 27.50
Low	$ 20.88	$ 20.38	$ 21.63	$ 19.06

Certain amounts in the table above have been reclassified to conform to the current presentation which is different than previously reported on Form 10-Q.

Burlington Northern Santa Fe Corporation Corporate Officers [1]

Matthew K. Rose [2]
President and
Chief Executive Officer

Thomas N. Hund [2]
Executive Vice President and
Chief Financial Officer

Carl R. Ice [2]
Executive Vice President and
Chief Operations Officer

Jeffrey R. Moreland [2]
Executive Vice President Law &
Government Affairs and Secretary

Charles L. Schultz [2]
Executive Vice President
and Chief Marketing Officer

A. P. (Skip) Endres, Jr.
Vice President - Government Affairs

Gregory C. Fox
Vice President - Technology Services
and Chief Information Officer

Paul R. Hoferer
Vice President and General Counsel

Linda J. Hurt
Treasurer

Dennis R. Johnson [2]
Vice President and Controller

Kenneth J. Kempker
Vice President - Corporate
Audit Services

Marsha K. Morgan
Vice President - Investor Relations

Peter J. Rickershauser
Vice President -
Network Development

Richard A. Russack
Vice President - Corporate Relations

Shelley J. Venick
Vice President and
General Tax Counsel

Richard E. Weicher
Vice President and Senior
Regulatory Counsel

Gloria A. Zamora
Vice President - Human Resources

(1) *These officers hold similar positions with The Burlington Northern and Santa Fe Railway Company.*

(2) *Executive Officer of Burlington Northern Santa Fe Corporation.*

Burlington Northern Santa Fe Corporation Operating Company Officers

Steven B. Bobb
Group Vice President-
Agricultural Products

Stephen G. Branscum
Group Vice President -
Consumer Products

Rollin D. Bredenberg
Vice President - Service Design
and Performance

Jeffrey J. Campbell
Vice President and
Chief Sourcing Officer

M. David Dealy
Vice President - Transportation

Frederick G. (Fritz) Draper
Vice President - Business Unit
Operations and Support

George T. Duggan
Vice President - Chemicals

John J. Fleps
Vice President - Labor Relations

Ricci L. Gardner
Vice President - Automotive

David L. Garin
Group Vice President -
Industrial Products

Craig Hill
Vice President -
Mechanical and Value Engineering

Thomas G. Kraemer
Group Vice President - Coal

Kathleen A. Regan
Vice President - eBusiness
Development

Sami M. Shalah
Vice President - Coal Marketing

Denis Smith
Vice President - Industrial Products
Marketing

Gregory W. Stengem
Vice President - Safety, Training
and Operations Support

Burlington Northern Santa Fe Corporation Directors*

Alan L. Boeckmann [3]
President and Chief Executive Officer, Fluor Corporation (professional services holding company offering engineering, procurement, construction management and other services),
Aliso Viejo, California.
Board member since 2001.

John J. Burns, Jr. [1][2]
President and Chief Executive Officer, Alleghany Corporation (holding company with reinsurance, industrial minerals, steel fastener operations, and an investment position in BNSF),
New York, New York.
Board member since 1995.

Robert D. Krebs [1]
Chairman, Burlington Northern Santa Fe Corporation,
Fort Worth, Texas.
Board member since 1983.

Bill M. Lindig [2][4]
Retired Chairman, SYSCO Corporation (marketer and distributor of foodservice products),
Houston, Texas.
Board member since 1993.

Vilma S. Martinez [3][4]
Partner, Munger, Tolles and Olson LLP (law firm),
Los Angeles, California.
Board member since 1998.

Marc F. Racicot [4]
Partner, Bracewell & Patterson L.L.P. (law firm),
Washington, D.C.
and Chairman, Republican National Committee.
Board member since 2001.

Roy S. Roberts [2][4]
Retired Group Vice President, North American Vehicle Sales, Service and Marketing, General Motors Corporation (motor vehicle manufacturer),
Detroit, Michigan.
Board member since 1993.

Matthew K. Rose
President and
Chief Executive Officer,
Burlington Northern Santa Fe Corporation,
Fort Worth, Texas.
Board member since 2000.

Marc J. Shapiro [3][4]
Vice Chairman for Finance, Risk Management and Administration, J.P. Morgan Chase & Co. (bank holding company),
New York, New York.
Board member since 1995.

Arnold R. Weber [1][2]
President Emeritus,
Northwestern University,
Evanston, Illinois.
Board member since 1986.

Robert H. West [2][3]
Retired Chairman of the Board, Butler Manufacturing Company (manufacturer of pre-engineered building systems and specialty components),
Kansas City, Missouri.
Board member since 1980.

J. Steven Whisler [3][4]
Chairman, President and Chief Executive Officer, Phelps Dodge Corporation (mining and manufacturing),
Phoenix, Arizona.
Board member since 1995.

Edward E. Whitacre, Jr. [1][4]
Chairman and
Chief Executive Officer,
SBC Communications Inc. (communications holding company),
San Antonio, Texas.
Board member since 1993.

Michael B. Yanney [1][2]
Chairman and
Chief Executive Officer,
America First Companies L.L.C. (investments),
Omaha, Nebraska.
Board member since 1989.

Committee Assignments:
(1) Executive Committee
(2) Compensation and Development Committee
(3) Audit Committee
(4) Directors and Corporate Governance Committee

* *Years of Board service includes service on Boards of Burlington Northern Inc. and Santa Fe Pacific Corporation and predecessor corporations.*

Shareholder Information

Shares Listed
New York Stock Exchange,
Chicago Stock Exchange,
Pacific Exchange.
Ticker Symbol: BNI

Principal Corporate Office
2650 Lou Menk Drive,
Fort Worth, Texas 76131-2830
(817) 333-2000
www.bnsf.com

Stock Transfer Agent And Register
EquiServe Trust Company, N.A.
P.O. Box 2500,
Jersey City, New Jersey
70303-2500
(800) 526-5678

Shareholders
As of January 31, 2002, there were approximately 41,000 shareholders of record.

Shareholder Services
You are encouraged to contact our Transfer Agent directly for the shareholder services listed below:

Change in Certificate Registration, Dividend Reinvestment Service, Change of Mailing Address, Lost or Stolen Certificates, Replacement of Dividend Checks, Direct Deposit of Dividends, Consolidation of Multiple Accounts, Elimination of Duplicate Report Mailings, Replacement of Form 1099-DIV.

Dividend Reinvestment Plan
A dividend reinvestment plan is provided for registered shareholders as a convenient way to purchase more shares through investment of dividends or voluntary cash payments. A booklet describing the plan is available from the Transfer Agent.

Form 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders free of charge upon request to the Company's Investor Relations Department at 2500 Lou Menk Drive, Fort Worth, Texas 76131-2828.

Institutional Investors
Inquiries from security analysts and investment professionals should be directed to the Company's Investor Relations contact:

Ms. Marsha K. Morgan,
Vice President - Investor Relations,
(817) 352-6452

Annual Meeting
The Annual Meeting of Shareholders will be held at the Fort Worth Club, 306 West 7th Street, Fort Worth, Texas, on Wednesday, April 17, 2002, at 2:00 p.m.

BNSF

We Can Move Your World.™

Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830